FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N.A.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-109628) OF NETEASE.COM, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Annual Report for the Year Ended December 31, 2004 Which Is Being Distributed to the Registrant’s Shareholders	Exhibit 99.1, Page 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Ted Sun
Name:	Mr. Ted Sun
Title:	Acting Chief Executive Officer

Date: April 29, 2005

NetEase.com, Inc.

2004 Annual Report

Dear Fellow Shareholders,

2004 was another strong year for NetEase with impressive growth in our online games and advertising businesses. Total net revenues for the year increased more than 58% and net profits rose 37% from 2003. NetEase maintained its position as one of China’s most popular websites with over 427 million page views in December 2004. We believe that our extensive user base forms a powerful audience for both our services and those of our advertisers.

In 2004, we invested in a series of marketing activities to strengthen our brand image and to further grow our user base. Our comprehensive marketing campaign consisted of a corporate brand communication drive via “above-the-line” mass media, integrating television, outdoor, print and online advertisements, as well as two large scale publicity events. We conducted a talent search event offering winners opportunities to be NetEase spokespersons and gain nationwide exposure by appearing in our advertising campaigns. We also held a user appreciation sporting event tour through seven major cities in China to build on the public excitement about the 2004 Athens Olympics. We have been encouraged by the initial results of our marketing efforts, as both page views and unique visits to our websites grew substantially during the year.

Online games business outpaces industry growth

Our online games division continued to outpace the industry in 2004, with net revenues growing more than 192% compared to industry growth of 48% according to IDC. China’s online games market is now one of the largest in the world—there were an estimated 20 million users in 2004 - with online game sales in China expected to grow by approximately 35% annually to reach US$1.3 billion in 2009, according to IDC. Moreover, the gross margin of our online games business has remained stable at approximately 88%, making it the most profitable part of our business.

Our success has been driven largely by two in-house developed 2D games, Westward Journey Online II and Fantasy Westward Journey, which both experienced double digit revenue growth and new peaks in user levels in the fourth quarter. I am pleased to report that Fantasy Westward Journey recently became one of the most popular massively multiplayer online role-playing games (MMORPG) in China, with peak concurrent users of 588,000 during March 2005. Westward Journey Online II remained in the top 5 ranks with peak concurrent users of 389,000 in March 2005. Our ability to create in-house developed games that appeal to Chinese audiences is a distinct competitive advantage over most of our foreign and local competitors.

NetEase is now a leader in both game operation and development. In 2004, we widened our distribution of games to reach more Internet cafes and homes and we extended the distribution of our point cards to reach more points of sales, making the company one of the most extensive game operations and distribution networks in the country. We also invested in a new 3D game networking technology to boost our in-house development capabilities and enable us to continue to be less reliant on licensed games than many of our competitors going forward. In view of the continuing popularity of the 2D MMORPG market, we focused in 2004 on maximizing the potential of Westward Journey Online II and Fantasy Westward Journey through enhanced content, expansion packs and special virtual events, which proved very successful. We intend to continue to put more resources into our 2D games in 2005 by releasing additional expansion packs and holding more online and offline marketing events, which we believe will extend the life cycle of these two titles and further increase their popularity.

Strong games pipeline in 2005 and beyond

As for our next generation MMORPGs, we are finalizing development work on our two newest in-house developed games - a 3D game based on Chinese mythology and a 2.5D game set during the Tang dynasty. We anticipate that both games will be ready for beta testing in the second half of 2005. In addition, we believe that our newly acquired game networking technology will enable us to launch more sophisticated 3D games in the future.

Our latest licensed 3D game, Fly for Fun, began beta testing in December 2004. We are currently working with the Korean developer of this game to enhance the content for the commercial launch, planned for the second half of 2005. We will also be broadening our reach into new areas of online games in the first half of 2005 through the launch of a community based casual games platform, initially consisting of approximately nine casual games. Because these casual games will be community oriented and easier to play than our more complex MMORPGs, we expect them to appeal to a wider audience group. We hope to build an additional base of “sticky” users around this platform.

Revitalized channel content and expanded service offerings attracts more advertising dollars

Our advertising business showed strong overall growth in 2004, with full year revenues up over 81% compared to 2003, as our efforts to revitalize and improve our portal and channel content paid off. In particular, revenues were boosted in the third quarter due to our intensive marketing campaign related to the 2004 Athens Olympics.

In 2004, we began to explore new ways to leverage the revenue potential of the traffic to our channels by enriching our content through strategic partnerships. Our initial efforts are beginning to show results. In the first quarter of 2005, we signed strategic partnerships with Soufun.com, China’s largest property Internet portal, and with China Finance Online (JRJ.com), a website that provides financial and market information. These partnerships greatly expanded our ability to deliver timely, enriched and in-depth real estate and financial information to users of the NetEase websites. Additionally, in early April, we announced that Li Ning, a leading Chinese consumer sports brand, has become the main sponsor of our sports channel. This partnership elevates the profile of NetEase’s sports channel by associating with Li Ning’s strong track record of sponsoring leading sporting events and famous athletes.

We also rolled out a range of new online service offerings in 2004. During the second quarter of 2004, we launched a free email service with greatly enhanced storage capabilities that has quickly become popular. NetEase remains one of the biggest email providers in China. We also introduced incentive programs for frequent users of our POPO instant messaging service, which has helped increase the number of registered users of this service to 25 million as of the end of 2004.

In the remainder of 2005, we plan to continue to invest in our portal content and service offerings to attract more registered accounts and grow our audience and page views, in order to make the NetEase websites even more attractive to advertisers.

Wireless value-added services market in a transitional period

2004 was a transitional year for the wireless value-added services market due to the ongoing restructuring of the industry, strong local competition and the general decrease in popularity of pure SMS products. This resulted in a challenging environment for our wireless value-added services business. However, we believe that there is long-term potential in this sector and we will continue to invest in new non-SMS services, such as MMS, WAP, IVRS and color ring-back tones, which are steadily increasing in popularity. Our strategy is to focus on opportunities in the growing 2.5G markets by creating more advanced wireless web services which can be marketed to the huge user base of our websites.

Third Consecutive Year of Profit

NetEase posted another record year in 2004, with total net revenues reaching US$109.2 million as the strong growth in our online games business more than made up for a decline in wireless valued-added services revenues. Our net profit of US$53.3 million marked the third successive year of full year profit for the company.

We are optimistic about the company’s prospects going forward. With a strong games pipeline, 2005 promises to be another exciting year for our online games business. This year we will also focus on leveraging our portal traffic to grow our advertising revenues. Finally, we expect the contribution of 2.5G and other non-SMS services to account for a growing proportion of our wireless value-added services business.

I would like to end by thanking you, our investors, for your continued support.

Ted Sun

Acting Chief Executive Officer

OUR BUSINESS

ONE OF CHINA’S PREMIER INTERNET MEDIA AND ENTERTAINMENT COMPANIES

NetEase operates one of China’s most popular Internet portals and is an established leader in the mainland online games market. Our websites provide online community and e-commerce services, as well as more than 20 content channels targeting Chinese users. NetEase’s websites provide a massive marketing platform for advertisers to reach our large registered user base.

In the midst of China’s technological revolution, NetEase has been a consistent leader in the Internet industry. Our company was among the first to offer e-mail, virtual communities, and free web hosting in China. NetEase was also one of the original builders of the online games industry in China and the developer of Westward Journey Online, one of the first large scale Chinese made games. This track record of innovation, combined with a commitment to developing games that are technically advanced and reliable, has allowed NetEase to capture a substantial portion of this market. The company’s business was first established in Guangzhou in 1997, and it listed on The Nasdaq National Market in 2000.

Mission	Deliver “Power to the People” by using the latest Internet technologies to enhance meaningful information sharing and exchange and interaction

Strategy	Leverage our portal traffic to generate income from three core business units: online games, advertising services and wireless value-added services

Competitive Strengths

•      Strong brand awareness and wide customer reach among Internet users in China

•      Valuable user demographics: Large proportion of young and educated users with demonstrated spending power

•      Cross marketing between core businesses: Diversified revenue streams with the ability to cross-sell services to users across businesses

Our Business Model	Net Profit (in US$ millions)

INTERNET PORTAL

As of December 31, 2004, the NetEase websites had more than 427 million average daily page-views, making us one of the most popular sites in China and on the World Wide Web.

The NetEase websites provide Internet users with Chinese language online services centered around three core service categories - content, community and communication, and commerce.

Internet Portal Services

CONTENT CHANNELS	COMMUNITY & COMMUNICATION	COMMERCE & OTHER SERVICES

»       News

»       Entertainment

»       Sports

»       Women’s Topics

»       Stocks

»       Technology

»       Game Reviews

»       Digital Reviews

»       Mobile Handset Reviews

»       Automobiles

»       Real Estate

»       Business

»       Travel

»       Cartoon

»       Education

»       Health

»       Life

»       Shanghai

»       Guangdong

»       Culture and more…

»       Email

»       POPO (Instant Messaging)

»       Chat

»       Community Forums – Bulletin Board Services

»       Groups – Online Clubs

»       Alumni Network

»       Personal Homepages

»       E-cards

»       Dating

»       Matchmaking

»       Avatar

»       Photo Album

»       Diary

»       Blogging

»       Online Radio

»       Job Search and more…

» Online Mall » Website Search » Web Directory Search » Yellow Pages » Classified Ads » Online Learning - English » Domain Forwarding » Software Downloads » Online Magazines and more…

A wide range of content makes NetEase appealing to a broad audience group spanning all age groups. However, our services are particularly popular among younger audiences as our statistics show that 43% of our users are between the ages of 18 and 24, allowing us to effectively cross-market services which appeal to younger demographics, such as online game offerings.

The following is an overview of two of our more popular portal-related services, POPO Instant Messaging and email services:

POPO Instant Messenger

Key Facts:

»   Over 23 million current registered accounts as of December 31, 2004

»   Over 410,000 peak concurrent users in December 2004

Basic Functions (all available free to registered users of the NetEase websites):

»   Individual and group instant messaging and text chat

»   SMS message capability

»   Video chat

»   Audio chat

»   File transfer

»   Online radio pre-sets / MP3 player plug-in

Free Email Services

Key Facts:

»   NetEase had over 99 million current registered free email accounts as of December 31, 2004, making us the largest free email provider in China

»   1.5 gigabyte storage capacity

Basic Functions (all available free to registered users of the NetEase websites):

»   Spam-filter protection

»   Kaspersky Anti-Virus protection

»   POP access for downloading emails

»   Online address book

ONLINE GAMES

Netease is a Leader in Game Operation and Development

Our online games business focuses on developing and operating massively multi-player online role-playing games (MMORPGs) for the Chinese market. MMORPGs are played over the Internet in “virtual worlds” which allow thousands of players to simultaneously connect and interact.

NetEase has a distinct advantage over many of its competitors in the gaming market. Where many Chinese online games companies license popular foreign games, NetEase has built strong in-house development capabilities, which are augmented by an extensive distribution network. This allows us complete control over the whole process from concept through development and delivery. Our current self-developed MMORPG titles, Westward Journey Online II and Fantasy Westward Journey, ranked among the top 10 most popular MMORPG games in China in 2004 in terms of the number of peak concurrent users. We plan to build on our current successes by launching an exciting range of licensed and in-house developed 2.5D and 3D games in the future.

Westward Journey Online II		Fantasy Westward Journey

Westward Journey Online II is based on the classic mythic story “Journey to the West.” It fuses traditional Chinese painting styles with a modern game user interface to bring thousands of users to interact in a virtual mythical world. This game was one of the top 5 most popular online games in China in 2004.		Fantasy Westward Journey is based on the same mythology as Westward Journey, but it has been designed in a more light-hearted cartoon style to achieve a more romantic game environment. Bringing excitement and energy into the game-play, it contains humorous dialogues, team competitions and game missions. Also, being our newest commercially launched game, it brings additional technical advancements over our previous games.

Commercial Launch	August 2002	Commercial Launch	January 2004
Total Registered Users (December 31, 2004)	48 million	Total Registered Users (December 31, 2004)	20 million
Peak Concurrent Users (December 2004)	349,000	Peak Concurrent Users (December 2004)	356,000

In The Pipeline

Fly For Fun

In the second half of 2004, we licensed Fly For Fun (“FlyFF”) from a Korean game development company. FlyFF is a 3D game based on a European medieval fantasy world that gives players unique flying capabilities. This action-oriented 3D game is planned for commercial launch in the second half of 2005.

2.5D Project 3D Project

Next Generation In-house Developed MMORPGs

We have two new MMORPG games under development. The first is a 2.5D game based on Chinese martial arts lore and set during the Tang Dynasty. The other is our first in-house developed 3D game, which is based on traditional Chinese mythology and includes advanced 3D images of beautiful scenic spots throughout China. The beta testing for these games is targeted for the second half of 2005.

Casual Games Platform

In 2005, we will be broadening our reach into casual games, which attract a wider range of users than MMORPG players. Initially, we will be launching a platform of nine multi-player games, such as billiards, card games and mahjong. We anticipate selling virtual items, such as options for changing the appearance of the game-play or advanced tools which players can use in the game, utilizing our prepaid point system.

Netease Point Cards

NetEase’s prepaid points are the principle billing mechanism for our online games. Points are mainly purchased through cards which cost approximately RMB15 (less than US$2) each and are distributed through wholesalers as well as directly to Internet cafes, software stores, supermarkets, bookstores and convenience stores. These points can also be used to pay for our other online services.

Working with over 700 regional wholesale distributors in China, we have an extensive distribution network to deliver our prepaid point cards to retail outlets and the ultimate end-users.

ADVERTISING SERVICES

The massive user base of the NetEase websites is attracting a growing number of advertisers. The 20-plus content channels and wide range of online services offered through our Internet portal forms an effective medium for our clients to conduct integrated marketing campaigns to the millions of loyal NetEase users.

Our online advertising offerings include banner advertising, channel sponsorships, direct e-mail, interactive media-rich sites, sponsored special events, games, contests and other activities.

Among our advertising clients, you will find significant and mature companies, including many multinational companies. Below are just a few of our advertising clients in 2004:

WIRELESS VALUE-ADDED SERVICES

We offer a wide-range of wireless value-added services which allow users to receive news and other information, such as stock quotes and e-mails, download ringtones and logos for their mobile phones and participate in matchmaking communities and interactive games.

Combining content from our Internet portal with mobile applications we have developed in-house, we are able to provide services that are responsive to our users’ rapidly changing tastes and needs.

Traditionally, the majority of our wireless value-added services revenue has been from short messaging services, known as SMS, which are offered over the second generation, or 2G, mobile telecommunications networks in China. However, we are now seeing a growing contribution from new emerging mobile phone technologies, such as multimedia messaging services (MMS), wireless application protocol (WAP) services, interactive voice response services (IVRS) and color ring-back tones, which change the ring-tone a caller hears. MMS and WAP operate on the more advanced, high bandwidth 2.5G networks, and sales of 2.5G-compatible mobile phone handsets have been increasing in China in recent periods. 2.5G allows the transmission of more content-rich and complex services in comparison to 2G-based SMS services. Additionally, using the IVRS and color ring-back tone platforms, we can provide novel services to both 2G and 2.5G users, such as IVRS voice-recorded song dedications whereby users can select a song, add a personalized dedication and then sent it to the mobile phone of a friend. We intend to continue to develop and introduce more high-end and sophisticated wireless value-added services which will complement and integrate with our portal services.

Wireless Value-Added Services
NEWS & INFORMATION SUBSCRIPTION	INTERACTIVE & COMMUNITY	INTERNET-RELATED	MEDIA/MULTI-MEDIA

» Current News » Financial News » Sports News » Entertainment News » Weather » Jokes » Career News » TV Guide	» Matchmaking » Virtual Girlfriend » Virtual Living Space » Virtual Pet » WAP Games » Graphic SMS » IVRS Song Dedications » IVRS Greetings	» Email-related » E-card Notification » POPO (Instant Messaging) » User Photo Library » WAP Blog	» Ring-tone Downloads » Logo Downloads » Screensavers

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Operating Results

Overview

NetEase is a leading Internet technology company in China. Our innovative online communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2004, we had registered an accumulated total of approximately 298 million accounts, and our average daily page views exceeded 427 million for the month ended December 31, 2004.

For the year ended December 31, 2004, we continued to develop our online games and advertising business. We also believe that wireless value-added and other fee-based premium services will continue to be one of our significant revenue sources for the foreseeable future, but we anticipate that the revenue generated by online games will continue to constitute the major portion of our revenues for at least the near term.

We achieved a net profit of RMB441.4 million (US$53.3 million) for 2004 and generated positive operating cash flows of RMB614.2 million (US$74.2 million) during the year. We recorded an accumulated deficit of RMB437.8 million as of December 31, 2002 and RMB148.7 million as of December 31, 2003 and retained earnings of RMB235.6 million (US$28.5 million) as of December 31, 2004.

Our Corporate Structure

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. As of December 31, 2004, we had four major directly wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, NetEase Information Technology (Shanghai) Co., Ltd., or NetEase Shanghai, and NetEase Interactive Entertainment Limited, or NetEase Interactive, which has a direct wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive. As of December 31, 2004, we also had two wholly owned subsidiaries, NetEase (U.S.) Inc., or NetEase US, and Guangzhou Boguan Telecommunication Technology Limited, or Boguan, which were inactive for the year ended December 31, 2004.

NetEase Beijing, NetEase Shanghai, Boguan and Guangzhou Interactive were established in China on August 30, 1999, May 14, 2000, December 8, 2003 and October 15, 2002, respectively. NetEase US was established in the U.S. on September 10, 1999. NetEase Interactive was established in the British Virgin Islands on April 12, 2002.

NetEase.com, Inc. conducts its business in China through its wholly owned subsidiaries. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as short messaging services (“SMS”). In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com, Inc. and certain of its wholly owned subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, and Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi. These affiliated companies are considered “variable interest entities” for accounting purposes (see “—Basis of Presentation” below), and are referred to collectively in this section as “VIEs.” The revenue earned by the VIEs largely flows through to NetEase.com, Inc. and its wholly owned subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Shanghai and Guangzhou Interactive provide technical consulting and related services to the VIEs.

Guangzhou NetEase is a limited liability company organized under the laws of China and is 90% owned by our principal shareholder, William Lei Ding. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase websites. Guangzhou NetEase’s 80% owned subsidiary, Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination. Ling Yi, which was formed in October 2003, is also a limited liability company organized under the laws of China and is 90% owned by our principal shareholder. Ling Yi has also been approved to operate as an Internet content provider. For the year ended December 31, 2004, this company earned revenue relating to wireless application protocol (“WAP”) services, which represented a small portion of our wireless value-added services revenue.

We believe that our present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. We cannot be certain that the Chinese government will not take action to prohibit or restrict our business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

Basis of Presentation

On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). These interpretations address financial reporting for entities over which control is achieved through a means other than voting rights. According to the requirements of FIN 46 and FIN 46-R, we have evaluated our relationships with the previously unconsolidated affiliated companies, Guangzhou NetEase and Guangyitong Advertising, as well as Ling Yi. We have concluded that Guangzhou NetEase, Guangyitong Advertising and Ling Yi are VIEs, and NetEase.com, Inc. is the primary beneficiary of these affiliated companies. Accordingly, we adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 17, 2004.

When reading this annual report, please note that “revenues” for the years ended December 31, 2002 and 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs), are equivalent to “net revenues” for the year ended December 31, 2004 (after the adoption of FIN 46 and consolidation of our VIEs). Both “revenues” in 2002 and 2003 and “net revenues” in 2004 represent gross revenues from final customers, net of business tax payable by our VIEs.

Revenue

Our total net revenues for the year ended December 31, 2004 were RMB903.6 million (US$109.2 million) as compared with our total revenues of RMB232.6 million and RMB569.1 million for the years ended December 31, 2002 and 2003, respectively. We generate our revenues from the provision of online games, advertising services and wireless value-added and other fee-based premium services. Through our predecessor company, in mid-1998, we changed our business model from a software developer to an Internet technology company. In July 1999, we began to offer e-commerce platforms and to provide online auction services in China through Guangzhou NetEase. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services.

No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2002, 2003 and 2004. However, we have separate, stand-alone contractual relationships with the national, provincial and local offices or affiliates of China Mobile, the largest mobile phone operator in China (and on occasion, with the provincial offices of China Unicom, the other principal mobile phone operator in China) for the provision of our wireless value-added services. If our revenue from these various contractual relationships with respect to China Mobile are aggregated, then China Mobile, as a whole, accounted for approximately 12.2% of our total net revenues for the year ended December 31, 2004.

Online Games

We derive all our online game revenues from customers through the sale of prepaid point cards. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafes, software stores, convenience stores and bookstores, or can purchase prepaid points from vendors who register the points in our system. A small portion of our customers also purchase “virtual” prepaid cards online via credit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play our online games and use our other fee-based services. We recognize revenues from the sale of prepaid points as the points are used by customers.

We develop our own proprietary online games, as well as license games from third party developers. We expect that we will face increasing competition as online game providers in China and abroad (mainly from South Korea and, to a lesser extent, from the United States) expand their presence in the Chinese market or enter it for the first time.

Advertising Services

We derive virtually all our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Revenues from advertising services constituted 14.7% and 15.1% of total revenues for the years ended December 31, 2002 and 2003, respectively, and net revenues from advertising services constituted 17.3% of total net revenues for the year ended December 31, 2004.

We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium.

Wireless Value-Added and Other Fee-based Premium Services

We derive a substantial portion of our wireless value-added and other fee-based premium services revenues from providing to our customers value-added services through SMS. These SMS services include delivery of news and other requested information such as stock quotes and e-mails, ringtone and logo downloads to customers’ mobile phones, participation in matchmaking and friend-finding communities and various other related services that the mobile phone customers of China Mobile and China Unicom can access. We experienced increasing competition in the SMS market in 2003 and 2004, which contributed in part to the overall decline in our wireless value-added services revenues starting in the third quarter of 2003. In addition, acting under the guidance of China’s Ministry of Information Industry, the mobile operators have recently begun enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. These new policies facilitate the cancellation of wireless value-added monthly subscription services which are no longer needed by the user, and concurrently make it more complicated for mobile phone users to order and receive new wireless value-added services by requiring the mobile phone users to send a re-confirmation SMS message using their mobile phones to the service providers to confirm the services they ordered through the Internet. The first measure we believe has led to an increased churn rate of users of our wireless value-added services and the second measure we believe has led to the slowdown in the growth rate of our new subscribers.

We are also focusing on developing services which utilize emerging wireless technologies. For example, in April 2003, we started to offer multimedia messaging services (“MMS”) under a cooperative agreement with China Mobile. We also provide WAP services to China Mobile’s and China Unicom’s users. Furthermore, we have developed wireless interactive voice response services (“IVRS”), which is a new category of wireless value-added services that allows users to access prerecorded information from their mobile phones and to interact with other users through voice chat simply by dialing specially designated IVRS phone numbers and responding to menu options. We expect that our revenue derived from new services we develop that are compatible with these and new wireless technologies will represent a larger portion of our wireless value-added services revenue in the future as these technologies become more widely available and adopted. However, we cannot be certain that these technologies or the services we develop for them will be successful, and we expect to see increasing competition in this area.

Other premium services include online fee-based premium services and post-contract customer support and corporate solution services. Our online fee-based premium services, supplied to registered users of the NetEase websites, include premium e-mail, premium matchmaking and dating services and premium personal homepage hosting. We also receive a small amount of revenue from the provision of post-contract customer support, provision of corporate solutions to customers in connection with their purchase of servers and computer equipment, development of software and custody and maintenance of servers. Revenues from such corporate solutions services for the years ended December 31, 2002, 2003 and 2004 were not significant, and we expect it to remain an insignificant part of our business in the future.

Seasonality of revenues

Historically, advertising revenues have followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of advertisers’ annual budgets. Usage of our wireless value-added services and online games has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays.

Cost of Revenues

Online Games

Cost of revenues for our online games consist primarily of business tax payable on intra-group revenues, staff costs (in particular remuneration to employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), royalties and other fees paid to licensors for our licensed online games, advertising fees paid to celebrity spokespersons and revenue sharing expenses paid to third party promoters of our online game titles.

In addition, cost of revenues for our online games also includes that portion of bandwidth and server custody fees and depreciation and amortization of computers and software which are attributable to our online games business. Our subsidiaries and VIEs have network servers co-located in facilities owned by China Telecom’s and China Netcom’s affiliates, for which we pay custody fees to China Telecom and China Netcom.

Advertising Services

Cost of revenues related to our advertising services consists primarily of business tax payable on intra-group revenues, staff costs for editors of the various content channels for the NetEase websites and content fees paid to content providers for the NetEase websites as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of advertising services.

Wireless Value-Added and Other Fee-based Premium Services

Cost of revenues related to our wireless value-added and other fee-based premium services consists primarily of staff costs (principally compensation expenses for our e-commerce and editorial professionals) and content fees, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of wireless value-added and other fee-based premium services. It also includes transmission costs for our “POPO” instant messaging service and business tax payable on intra-group revenues. We pay content fees to third party partners for the right to use proprietary content developed by them, such as ringtones and logos. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

For the year ended December 31, 2003, cost of revenues for these services also included referral fees paid to third party websites. This referral program, under which we shared a portion of the revenue generated from new customers of our wireless value-added services with the third party websites that referred them to us (referred to as a “website union”), commenced to operate at the beginning of 2003 and ended at the end of the second quarter of 2003 pursuant to a new policy instituted by China Mobile. The amount paid to the third party websites in 2003 totaled approximately RMB7.4 million (US$0.9 million). There was no such referral fee paid to third party websites for the year ended December 31, 2004.

Operating Expenses

Operating expenses primarily include selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and welfare expenses and compensation costs for our sales and marketing staff, as well as marketing and advertising expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses and compensation costs for our general administrative and management staff, as well as certain mandatory welfare expenses payable to staff in other departments of our company; office rental; legal, professional and consultancy fees; bad debt expenses; recruiting expenses; travel expenses and depreciation charges.

China Mobile also charges us on occasion for our inadvertent contravention of its customer service policies, which charges are recognized by us as general and administrative expenses. It is possible that China Unicom could also impose similar charges on us in the future.

Research and Development Expenses

Research and development expenses consist principally of salary and welfare expenses and compensation costs for our research and development professionals. For the years ended December 31, 2003 and 2004, such expenses also included licensing and training fees paid to a third party developer of a 3-D game engine to be used in our future online games.

Share Compensation Cost

In December 1999, we adopted a stock incentive plan, called the 1999 Stock Option Plan, for our employees, senior management and advisory board. In 2000, we replaced the 1999 Stock Option Plan with a new stock option plan, called the 2000 Stock Option Plan. The 2000 Stock Option Plan was subsequently amended and restated in May 2001. Since the 2000 Stock Option Plan was adopted, we granted options to our employees, directors, consultants, a member of our advisory board and certain members of our senior management under that plan. The vesting periods for these options generally range from two years to four years. In addition, certain of the options granted were cancelled as a result of the resignation of these personnel.

For the years ended December 31, 2002, 2003 and 2004, we recorded share compensation cost of approximately RMB3.8 million, RMB0.2 million and RMB55,340 (US$6,686), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the functions for which these personnel and employees are responsible.

As of December 31, 2004, deferred compensation cost relating to share option grants in 2004 or prior years amounted to RMB13,835 (US$1,672), which is to be amortized and charged to expense in subsequent periods. We may also incur additional share compensation cost in 2005 as a result of the possible recruitment of additional management personnel and the granting of new share options to these personnel and other members of our staff.

Income Taxes

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries and VIEs. Chinese companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. Our subsidiary, NetEase Beijing, received the relevant approval to be recognized as a “New and High Technology Enterprise.” According to the approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2001 to 2002, a 50% reduction in EIT (i.e., an EIT rate of 7.5%) from 2003 to 2005, and a full exemption from the local tax from 2000 onwards. However, such preferential tax treatment may be subject to review by higher authorities. If such preferential tax treatment was not available to NetEase Beijing, it would be subject to the normal tax rate of 30% EIT and a 3% local tax.

NetEase Shanghai is subject to EIT at the rate of 30% plus a local tax of 3%.

Guangzhou Interactive was recognized as a “New and High Technology Enterprise” in April 2003. According to the approval granted by the Guangzhou Tianhe State Tax Bureau, Guangzhou

Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in December 2004, Guangzhou Interactive was recognized as a “High Technology Enterprise” and, accordingly, is entitled to a reduced EIT rate of 15% and a local tax of 3% from 2005 onwards, provided it passes an annual examination by the relevant tax authorities for compliance with the requirements to qualify as a “High Technology Enterprise.”

Guangzhou NetEase, Guangyitong Advertising and Ling Yi are Chinese domestic enterprises and are generally subject to EIT at the rate of 30% plus a local tax of 3%.

If the activities of NetEase.com, Inc. constitute a permanent establishment in China, the income it earns in China would also be subject to a 30% EIT and 3% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipts from profit, interest, rentals, royalties and other income earned in China. Dividends from NetEase Beijing to our company are exempt from Chinese withholding tax.

NetEase Beijing, NetEase Shanghai and Guangzhou Interactive are also subject to business tax on their revenues derived from services, which is generally 5%. Guangzhou NetEase, Guangyitong Advertising and Ling Yi in general are subject to a business tax of 5.5% on their revenues, except for revenues derived from wireless value-added services which are subject to business tax at 3.3%. In addition, Guangyitong Advertising is subject to a further cultural development fee of 3% on its Internet advertising fees. Before these VIEs were consolidated beginning on January 1, 2004, these taxes effectively reduced the revenues we derived from them.

NetEase Shanghai had total tax loss carryforwards of approximately RMB 29.3 million (US$3.5million) as of December 31,2003 for EIT purposes. These tax loss carryforwards gave rise to deferred tax assets totaling RMB9.7 million (US$1.2 million) as of December 31, 2003. Such carryforwards were fully utilized during the year ended December 31, 2004.

Critical Accounting Policies and Estimates

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations and the information that is contained in our significant accounting policies and notes to the consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operation.

Critical Accounting Policies and Estimates Regarding Revenue Recognition

Online Games and Wireless Value-Added and Other Fee-Based Premium Services

We provide online games and wireless value-added and other fee-based premium services through Guangzhou NetEase and Ling Yi. Our subsidiaries, NetEase Beijing and Guangzhou Interactive, have entered into agreements with Guangzhou NetEase and Ling Yi to provide technical consulting services in connection with those services. Such agreements allow NetEase Beijing and Guangzhou Interactive to unilaterally adjust the amount of fees to which NetEase Beijing and Guangzhou Interactive are entitled for the technical consulting services provided to Guangzhou NetEase and Ling Yi.

Prior to the consolidation of Guangzhou NetEase and Ling Yi which occurred upon our adoption of FIN 46, these arrangements allowed our subsidiaries to fully accrue all of the online games and wireless value-added and other fee-based premium services revenues recognized by Guangzhou NetEase and Ling Yi based on the recognition policies described below. The results of Guangzhou NetEase and Ling Yi have been consolidated into our financial statements since January 1, 2004 and May 17, 2004, respectively. Our revenue recognition policies for these services are as follows:

•	Online Game Services. We sell prepaid point cards to the end customers who may use the points on such cards for online game services provided by us. We recognize the related revenue when the registered points are consumed for our online game services. We effectively charge players according to their playtime of our online game services.

•	Wireless Value-Added Services. A substantial portion of our revenue from wireless value-added services is derived from activities related to SMS and non-SMS (MMS, WAP and IVRS) services. Such revenues represent our share of the revenues under cooperative arrangements with the mobile phone operators in China, net of the amounts retained by the mobile phone operators for their services performed. We recognize revenues under these cooperative arrangements in the month in which the services are performed based on the monthly confirmations from the mobile phone operators for the service period when the message or content is delivered. When a confirmation has not been received from a mobile phone operator at the national, provincial or local level prior to the date we close our books for a particular financial reporting period, we estimate the revenues which are applicable to the services provided through that operator for such period. We also estimate the number of messages sent by us to users that resulted in billing and transmission failures for which we are not paid by the user and which we cannot independently track. We then recognize the estimated revenues, net of estimated billing and transmission failures.

•	Other Fee-Based Premium Services. Other fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services, personal homepage hosting and premium greeting card services, which are all operated on a monthly subscription basis. Prepaid subscription fees are deferred and revenues from such services are recognized on a straight-line basis over the period in which the services are provided.

Advertising Services

We provide advertising services through Guangyitong Advertising. NetEase Beijing has entered into agreements with Guangyitong Advertising which allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising. Prior to the consolidation of Guangyitong Advertising which occurred upon our adoption of FIN 46, these arrangements allowed NetEase Beijing to fully accrue all of the advertising revenues recognized by Guangyitong Advertising, less all of the accrued expenses incurred by Guangyitong Advertising. Accordingly, prior to such consolidation, we recognized revenues from advertising services at the same time Guangyitong Advertising recognized the revenues based on the recognition policy described below. The results of Guangyitong Advertising have been consolidated into our financial statements since January 1, 2004.

We derive advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable.

Our obligations may include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, we defer recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. In addition, we occasionally enter into “cost per action” (“CPA”) advertising contracts whereby revenue is received by us when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed.

Online Mall Revenue

We originally launched our online shopping mall platform in July 2000 through Guangzhou NetEase. As of December 31, 2004, this online shopping mall had 19 “online storefronts” with stores being operated by the merchant tenants themselves. For the years ended December 31, 2002, 2003 and 2004, we received fixed service fees from all merchants and recognized revenues ratably over the period of the contracts.

Barter Transactions

Effective from January 20, 2000, we have adopted the consensus reached in Emerging Issue Task Force (“EITF”) 99-17 “Accounting for Advertising Barter Transactions” to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by us only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction.

During the years ended December 31, 2002, 2003 and 2004, we engaged in advertising barter transactions, but in each case, the fair value was not determinable within the limits of EITF 99-17. Therefore, no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by us for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

Other Critical Accounting Policies and Estimates

Deferred Tax Valuation Allowance

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be realized. We consider all relevant factors that are material to our business, including positive indicators (such as an improved profitability outlook, an indication of market acceptance of our services, and industry statistics signaling continued growth in the market for our services) and certain negative indicators (such as an increase in competition and our dependency on relationships with the mobile operators in China). A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized. All of our tax loss carryforwards were fully utilized during the year ended December 31, 2004.

Research and Development Costs

We recognize costs to develop our online game services in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred for the development of online game services prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility, all subsequent online game product development costs are capitalized until that game is available for marketing. Technological feasibility is evaluated on a service-by-service basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the Chinese market. As of December 31, 2004, we had not capitalized significant product development costs.

We recognize website and internally used software development costs in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Accordingly, we expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized.

Depreciation

We depreciate our computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which range from two years to five years. We depreciate leasehold improvements, which are included in our operating expenses, on a straight-line basis over the lesser of the relevant lease term or their estimated useful lives.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis. We also make specific provisions for bad debts if there is strong evidence showing that the debts are likely to be irrecoverable. We have adopted a general provisioning policy for doubtful debts for our trade receivable balances. We provide for 80%, in the case of direct customers, and 50% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than six months. We provide for 100% in the case of all parties for outstanding trade receivable balances overdue for more than one year. In addition to the general provisions for trade receivables, we also make specific bad debt provisions for problem account receivable balances.

Litigation Reserve

In January 2003, Guangzhou NetEase was named in a copyright infringement lawsuit in China in which the plaintiffs claimed damages of US$1.0 million. In December 2004, we received notice from the relevant court advising us that the plaintiff had withdrawn the litigation and that the withdrawal had been approved by the court with all related court charges being borne by the plaintiff.

In addition, as previously disclosed by us, the staff of the Securities and Exchange Commission (“SEC”) has been conducting an investigation related to our restatement of our financial statements for the year ended December 31, 2000. We subsequently announced that we received a “Wells notice” from the SEC staff on March 15, 2004, which states that the staff intends to recommend that the SEC bring a civil injunctive action against our company for alleged violations of the federal securities laws, which action we believe will be in connection with the circumstances relating to the restatement. We are still in discussions with the SEC regarding this matter.

Except as described above, we are not a party to any material litigation and are not aware of any pending or threatened litigation. No material litigation reserve existed as of December 31, 2004 because management believed, and continues to believe, that the SEC matter will not result in any material financial impact on our company.

Repurchase of Shares

On July 4, 2003, we entered into an agreement with affiliates of The News Corporation Limited (“Newscorp”) to repurchase 27,142,000 of our ordinary shares held by one of Newscorp’s affiliates. The transaction was completed in July 2003. Under the agreement, we paid Newscorp a net aggregated amount of approximately US$4.6 million, and the right of Newscorp and its affiliates to a certain amount of advertising on NetEase’s websites which had been granted under a strategic cooperation agreement between the parties was waived. In accordance with the agreement, we were entitled to use US$2 million worth of advertising on Asian television properties of Newscorp at no additional cost until March 28, 2004. On July 28, 2003, the parties agreed to extend the date from March 28, 2004 to June 30, 2004. All of the advertising inventory was fully used by us in 2004.

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Year Ended December 31,
	2002		2003		2004
	RMB	%	RMB	%	RMB	%
Statement of Operations Data:
Revenues:
Online game services	37,053,414	15.9	203,246,114	35.7	628,936,223	65.6
Advertising services	34,209,376	14.7	86,183,733	15.2	171,054,305	17.9
Wireless value-added and other fee-based premium services	161,305,678	69.4	279,659,170	49.1	158,310,317	16.5

Total revenues[1]	232,568,468	100.0	569,089,017	100.0	958,300,845	100.0
Business tax[2]	(11,627,216)	(5.0)	(26,954,502)	(4.7)	(54,703,018)	(5.7)

Net revenues[1]	220,941,252	95.0	542,134,515	95.3	903,597,827	94.3

Cost of revenues[2]:
Online game services	(15,530,501)	(6.7)	(20,873,502)	(3.7)	(74,629,515)	(7.8)
Advertising services	(26,622,426)	(11.4)	(27,623,438)	(4.9)	(54,056,435)	(5.6)
Wireless value-added and other fee-based premium services	(29,524,647)	(12.7)	(36,965,777)	(6.5)	(55,117,445)	(5.8)

Total cost of revenues	(71,677,574)	(30.8)	(85,462,717)	(15.1)	(183,803,395)	(19.2)

Gross profit	149,263,678	64.2	456,671,798	80.2	719,794,432	75.1
Operating expenses:
Selling and marketing expenses	(26,242,778)	(11.3)	(43,135,804)	(7.6)	(152,842,334)	(15.9)
General and administrative expenses	(68,064,835)	(29.3)	(67,634,599)	(11.9)	(101,631,070)	(10.6)
Research and development expenses	(14,184,724)	(6.1)	(19,120,827)	(3.4)	(34,362,806)	(3.6)
Asset impairment loss	(746,857)	(0.3)	—		—
Class action settlement	(36,005,385)	(15.4)	—		—
Insurance claims settlement for the now-settled class action litigation	—		—		16,553,200	1.7

Total operating expenses	(145,244,579)	(62.4)	(129,891,230)	(22.9)	(272,283,010)	(28.4)

Operating profit	4,019,099	1.8	326,780,568	57.3	447,511,422	46.7

Other income (expenses):
Investment income	—		538,278	0.1	3,522,169	0.4
Interest income	7,562,322	3.3	11,273,685	2.0	22,333,511	2.3
Interest expenses	(1,401,041)	(0.6)	—		(3,877,129)	(0.4)
Other, net	3,725,370	1.6	5,410,171	1.0	507,428	0.1

Income before tax	13,905,750	6.1	344,002,702	60.4	469,997,401	49.1
Income tax benefit (expenses)	2,395,888	1.0	(21,129,978)	(3.7)	(28,576,719)	(3.0)

Net income	16,301,638	7.1	322,872,724	56.7	441,420,682	46.1

[1]	“Revenues” as reported in the audited consolidated financial statements for the years ended December 31, 2002 and 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs) is equivalent to “Net revenues” as reported in the audited consolidated financial statements for the year ended December 31, 2004 (after the adoption of FIN 46 and consolidation of our VIEs). Both “Revenues” in 2002 and 2003 and “Net revenues” in 2004 represent gross revenues from final customers, net of business tax payable by our VIEs.
[2]	We adopted the provisions of FIN 46 and consolidated our VIEs on a prospective basis in our consolidated financial statements from January 1, 2004. Our VIEs effectively function as pass-through entities for accounting purposes, and are used by us in providing services to the final customers. Under the various agreements entered into with our VIEs, substantially all of their revenues, net of the applicable business tax payable by them, are passed to us in the form of technology and consulting service revenues. Prior to the consolidation of our VIEs in accordance with FIN 46, the revenues presented in our financial statements represented revenues received by us from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable by these entities. The business tax presented in our financial statements represented business tax payable by us on the technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of our VIEs in accordance with FIN 46, revenues in our financial statements represent revenues generated from the final customers by our VIEs, before deducting any applicable business tax payable by them. Such business tax is now presented under a separate line item after revenues. The business tax payable by us on intra-group revenues from our VIEs is recorded under cost of revenues as it is considered a cost in providing the services by us.

	For the Year Ended December 31,
	2002		2003		2004
	RMB	%	RMB	%	RMB	%
Share compensation cost included in:
Cost of revenues	(1,908,125)	(0.8)	—		—
Selling and marketing expenses	(239,021)	(0.0)	—		—
General and administrative expenses	(1,283,348)	(0.6)	(151,166)	(0.0)	(55,340)	(0.0)
Research and development expenses	(376,364)	(0.2)	(88,236)	(0.0)	—

	(3,806,858)	(1.6)	(239,402)	(0.0)	(55,340)	(0.0)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

For a discussion of the definitions of the terms “net revenues” and “revenues” which are used below, please see “Basis of Presentation” above.

Revenues

Total net revenues increased by 58.8% over the total revenues of RMB569.1 million for the preceding year to RMB903.6 million (US$109.2 million) in 2004. Net revenues from online games services, advertising services, and wireless value-added and other fee-based premium services constituted 65.8%, 17.3% and 16.9%, respectively, of our total net revenues in 2004. This compares with 35.7%, 15.2% and 49.1%, respectively, of our total revenues in 2003.

Online Games

Net revenues from online games increased by 192.4% to RMB594.3 million (US$71.8 million) in 2004 from total revenues of RMB203.2 million in 2003. This increase was mainly due to the increase in popularity of “Westward Journey Online II,” our in-house developed MMORPG, and the commercial launch of our new in-house developed MMORPG, namely “Fantasy Westward Journey,” in mid-January 2004. The number of peak concurrent players for “Westward Journey Online II” increased to approximately 349,000 in December 2004 from approximately 224,000 in December 2003, and the number of peak concurrent players for “Fantasy Westward Journey” was approximately 356,000 in December 2004. The number of average concurrent players for “Westward Journey Online II” increased to approximately 156,000 in December 2004 from approximately 127,000 in December 2003. The number of average concurrent users for “Fantasy Westward Journey” was 159,000 in December 2004. The increase in revenues resulted from the increase in popularity of these games throughout 2004, which was mainly attributable to the successful launching of new expansion packs for each game in the year. Revenues generated from “Priston Tale,” the MMORPG we licensed from a Korean developer and that we commercially launched in August 2002, accounted for only approximately 5.7% of our total revenues from online games in 2003 and 0.4% of our total net revenues from online games in 2004. “Priston Tale” was subsequently stopped in August 2004.

We expect that we will need to introduce new versions or substantive upgrades of our MMORPG games on a more regular and frequent basis to maintain their popularity, although changes in users’ tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games. In particular, we note that all of our online games may be adversely affected if, as has been predicted by some industry commentators, the Chinese government takes steps to slow the growth in this market. Such steps could include, for example, the widespread closure of Internet cafes where a significant portion of our users access our online games or restrictions on the content of games which has the effect of making them less appealing. We may not be able to adequately respond to any such regulatory changes in the online games market.

Advertising services

Net revenues from advertising services increased by 81.6% to RMB156.5 million (US$18.9 million) in 2004 from total revenues of RMB86.2 million in 2003, primarily due to the increase in demand for advertising space on the NetEase websites which resulted primarily from our ongoing efforts to improve the content of the NetEase’s websites and expand our user base.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search and classified ad services) increased to approximately RMB386,000 (US$47,000) in 2004 from RMB239,000 in 2003. The number of traditional advertisers using the NetEase websites increased to 370 in 2004 from 337 in 2003, with revenues from our top ten advertisers comprising 39.8% of our total advertising services revenues in 2004 as compared to 27.4% in 2003.

Wireless Value-Added and Other Fee-based Premium Services

Net revenue from wireless value-added and other fee-based premium services decreased by 45.4% to RMB152.7 million (US$18.5 million) from total revenues of RMB279.7 million in 2003. This decrease was primarily due to the decrease in the number of paying customers for our SMS services. The decrease was due mainly to the following reasons:

•	Continuing intense competition in the wireless value-added services market, in particular in the market for SMS services;

•	The discontinuation of our cooperation arrangements with certain third-party websites, which were promoting our wireless services, during the third quarter of 2003; and

•	The decision by the two principal mobile phone operators in China, China Mobile and China Unicom, to restrict the range of services that we can offer and charge through them since the third quarter of 2003.

In addition, we believe that the implementation of additional new policies and billing systems by China Mobile and China Unicom has limited, and will tend to continue to limit, the growth of our revenues from SMS-based services by, for example, making it more difficult for customers to order our services, enabling customers to more easily cancel our services or requiring us to automatically terminate subscription services for our inactive users. The mobile phone operators have also begun more rigorously enforcing their policies. These measures have led to an increased churn rate in users of our wireless value-added services and a slowdown in the growth rate of our new subscribers. We cannot, however, specifically quantify the impact of these initiatives by China Mobile and China Unicom because we have no basis to separate the effect of these changes from other developments in the market such as intensifying competition. In addition, the long-term effects of these changes are unclear as they are relatively new and it remains to be seen whether mobile users’ usage of wireless value-added services will ultimately increase or decrease once they become accustomed to the new billing policies. Nonetheless, we expect that our revenue growth will continue to be adversely affected by the introduction of these new policies and billing systems for the foreseeable future.

In addition, the wireless value-added services market is increasingly shifting towards next generation technologies, with mobile operators having upgraded their networks to general packet-switched radio service, or GPRS, and code division multiple access 1x RTT, or CDMA 1x RTT, systems and users upgrading to next generation handsets that can operate with technologies such as MMS and WAP. Revenues generated from 2.5G (MMS and WAP) and IVRS related wireless value-added services accounted for approximately 2.8% of our total revenues from wireless value-added and other fee-based premium services in 2003 and 12.9% of our total net revenues from wireless value-added and other fee-based premium services in 2004.

The average prices for our SMS services have remained largely static over the last three years. In addition, the prices of our newer next generation services such as MMS and WAP have also remained relatively steady since their introduction.

Cost of Revenues

Our cost of revenues increased by 63.5% to RMB183.8 million (US$22.2 million) in 2004 from the aligned cost of revenues of RMB112.4 million in 2003 due primarily to increased cost of revenues for online games and wireless value-added and other fee-based premium services. “Aligned cost of revenues” represent the “cost of revenues” as reported in the audited consolidated financial statements in 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs), plus the business tax payable by us. This amount is equivalent to the “cost of revenues,” as reported in the audited consolidated financial statements in 2004 (after the adoption of FIN 46 and consolidation of our VIEs).

In 2004, costs relating to online games, advertising and wireless value-added and other fee-based premium services represented 40.6%, 29.4% and 30.0% of total cost of revenues, respectively. This compares with 27.6%, 27.1% and 45.3% of the aligned cost of revenues, respectively, in 2003.

Online Games

Cost of revenues from our online games increased by 140.5% to RMB74.6 million (US$9.0 million) in 2004 from the aligned cost of revenues of RMB31.0 million in 2003. This increase in cost of revenues in 2004 was primarily due to a combination of the following factors:

•	Business tax payable by us on intra-group revenues related to online games from our VIEs increased by RMB19.5 million to RMB29.7 million (US$3.6 million) in 2004 from RMB10.2 million in 2003 due to strong revenue growth driven by the continued growth of our “Fantasy Westward Journey” game and, to a lesser extent, our “Westward Journey Online II” game, offset in part by the decline in the popularity of “Priston Tale.”

•	Staff-related costs increased by RMB8.5 million to RMB10.8 million (US$1.3 million) in 2004 from RMB2.3 million in 2003, as a result of the increase in the number of staff. The number of staff in our online games department increased from 106 as of December 31, 2003 to 368 as of December 31, 2004.

•	Payments to the celebrities acting as our spokespersons for our online games “Westward Journey Online II” and “Fantasy Westward Journey” increased by RMB5.2 million to RMB12.3 million (US$1.5 million) in 2004 from RMB7.1 million in 2003. These payments are calculated on the basis of a percentage of revenues we earn from the games, and the increase in payments in 2004 was directly related to the increase in revenues from “Westward Journey Online II” due to its increased popularity in 2004. The increase was also due to the fact that the “Fantasy Westward Journey” was newly launched in January 2004, and there were no such costs associated with this game in 2003.

•	Production costs for printing prepaid point cards, which are sold to end-customers who use the point cards to pay for our online games and other fee-based premium services, increased by RMB4.7 million to RMB9.5 million (US$1.1 million) in 2004 from RMB4.8 million in 2003 due to increased production of cards in 2004.

•	Bandwidth and server custody fees increased by RMB1.4 million to RMB4.1 million (US$0.5 million) in 2004 from RMB2.7 million in 2003.

Advertising Services

Cost of revenues from our advertising services increased 77.6% to RMB54.1 million (US$6.5 million) in 2004 from the aligned cost of revenues of RMB30.4 million in 2003. The increase in cost of revenues in 2004 was primarily due to a combination of the following factors:

•	Staff-related costs increased by RMB11.6 million to RMB22.4 million (US$2.7 million) in 2004, compared to RMB9.9 million in 2003, as a result of the expansion of the number of editors of the various content channels for the NetEase websites from 129 as of December 31, 2003 to 236 as of December 31, 2004.

•	Cost of third party content for the NetEase websites increased by RMB5.0 million to RMB9.4 million (US$1.1 million) in 2004, compared to RMB4.4 million in 2003, as a result of our efforts to improve the range and quality of the content we offer on those sites.

•	Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB4.3 million to RMB7.1 million (US$0.9 million) in 2004 from RMB2.8 million in 2003 due to the improvement in sales driven by the continued increase in demand for advertising space on the NetEase websites.

Wireless Value-added and Other Fee-based Premium Services

Cost of revenues from our wireless value-added and other fee-based premium services increased 8.2% to RMB55.1 million (US$6.6 million) in 2004 from the aligned cost of revenues of RMB50.9 million in 2003. This increase in cost of revenues in 2004 was primarily due to a combination of the following factors:

•	Staff-related costs increased by RMB7.3 million to RMB17.1 million (US$2.1 million) in 2004 from RMB9.8 million in 2003 for the development of new fee-based premium services.

•	SMS network transmission fees increased by RMB5.0 million to RMB8.4 million (US$1.0 million) in 2004 from RMB3.4 million in 2003 due to the provision of free SMS messaging through our instant messaging service, POPO.

•	Depreciation and amortization cost of computers and software increased by RMB1.9 million to RMB8.2 million (US$1.0 million) in 2004 from RMB6.3 million in 2003.

•	We recorded a write-off of RMB2.8 million (US$0.3 million) related to a prepayment to a domestic television variety show producer, with which we have been partnering for certain of our SMS services.

These increases were partially offset by a combination of the following factors:

•	We ceased paying referral fees to third-party websites for introducing new wireless value-added services customers to us in June 2003. These amounted to RMB7.4 million in 2003, but we had no such expenses in 2004.

•	Business tax payable by us on intra-group revenues related to wireless value-added and other fee-based premium services from our VIEs decreased by RMB7.0 million to RMB7.0 million (US$0.9 million) in 2004 from RMB14.0 million in 2003 due to the decrease in sales of SMS services as a result of intense competition and the other factors described above under “Revenues.”

Gross Profit

As a result of the strong revenue growth in 2004, our gross profit increased by 57.6% to RMB719.8 million (US$87.0 million) in 2004 from RMB456.7 million in 2003.

The following table sets forth the audited consolidated gross profits and gross margins of our business activities for the periods indicated. Gross margins in 2004 were calculated by dividing our gross profit over our net revenues for the type of service and after netting-off the business tax payable by us on intra-group revenues from our VIEs. Such gross margins are equivalent to the gross margins in 2003 which were calculated by dividing our gross profit over net revenues for the type of service.

	For the Year Ended December 31,
	2003	2004	2004
	RMB	RMB	US$
Gross profit:
Online game services	172,210,217	519,715,215	62,794,081
Advertising services	55,751,057	102,458,256	12,379,418
Wireless value-added and other fee-based premium services	228,710,524	97,620,961	11,794,957

Total gross profit	456,671,798	719,794,432	86,968,456

Gross margin:
Online game services	89.2%	92.0%	92.0%
Advertising services	66.9%	68.6%	68.6%
Wireless value-added and other fee-based premium services	86.1%	67.0%	67.0%

Total gross margin	84.2%	83.7%	83.7%

The decrease in total gross margin was primarily due to the fact that the decrease in gross margin for wireless value-added and other fee-based premium services outweighed the increases in gross margin for online game services and advertising services.

The increase in gross margin for online game services in 2004 was mainly due to increased revenue resulting from the increased popularity of “Westward Journey Online II” in 2004 and the commercial launching of “Fantasy Westward Journey” in January 2004, which outpaced the increase in cost of revenues. The cost of revenues for online games is mainly composed of payments to celebrity spokespersons, staff-related costs and business tax payable on intra-group revenues. Except for the payments to the spokespersons, which increased proportionately to the increase in revenue, all of the other cost components increased at a much lower pace, resulting in the improvement in gross margin.

The increase in gross margin for advertising services was mainly due to the overall enhancement in economies of scale. The cost of revenues for advertising services is mainly composed of costs of purchased content, staff costs for our content editors and business tax payable on intra-group revenues. Revenue from advertising services increased at a significantly faster rate than the increase in cost of revenues, resulting in the improvement in gross margin.

The gross margin for wireless value-added and other fee-based premium services decreased in 2004, compared to 2003. This decrease resulted from the fact that the significant reduction in revenues from wireless value-added services was not accompanied by a corresponding decrease in cost of revenues from these services, as a significant portion of the costs associated with those services, particularly allocated bandwidth, are fixed in nature.

Operating Expenses

Total operating expenses increased by 109.6% to RMB272.3 million (US$32.9 million) in 2004 from RMB129.9 million in 2003. Operating expenses as a percentage of total revenue increased from 22.8% in 2003 to 30.1% as a percentage of total net revenues in 2004. The increase was driven by an increase in all categories of operating expenses, particularly selling and marketing expenses, which resulted from the ongoing expansion of our business. This increase was partially offset by a one-time settlement of US$2.0 million resulting from an insurance claim made by us which was related to the now-settled class action litigation in the United States that involved our company, the underwriters for our initial public offering and certain of our current and former officers and directors.

Selling and marketing expenses increased by 254.3% to RMB152.8 million (US$18.5 million) in 2004 from RMB43.1 million in 2003 primarily due to the following reasons:

•	Additional marketing and promotional events during 2004 as compared to 2003. This resulted in an increase in marketing spending of approximately RMB91.2 million (US$11.0 million) which was related primarily to the production costs and airing of TV commercials and the production and placement of outdoor billboard and bus advertisements as part of the marketing campaign for the launching of our new MMORPG “Fantasy Westward Journey,” the revamping of the front pages of the NetEase websites and corporate branding.

•	Increase in staff-related costs of approximately RMB14.7 million (US$1.8 million) as a result of an increase in salaries and commissions paid to our advertising sales team. Such increase was consistent with the increase in advertising revenues in 2004 when compared to 2003.

General and administrative expenses increased by 50.3% to RMB101.6 million (US$12.3 million) in 2004 from RMB67.6 million in 2003 primarily due to the following reasons:

•	Increase in staff-related costs, including salaries, bonuses and welfare benefits, of approximately RMB13.0 million (US$1.5 million) as a result of an increase in the number of employees.

•	Increase in legal and professional fees of approximately RMB5.5 million (US$0.7 million) which were primarily attributable to the consultancy and legal fees payable to third parties for statutory compliance and other corporate matters.

•	Increase in allowance for doubtful accounts by RMB4.4 million to RMB8.0 million (US$1.0 million) in 2004 from RMB3.6 million in 2003.

•	Amortization of the issuance costs related to our Zero Coupon Convertible Subordinated Notes due July 15, 2023 of approximately RMB4.3 million (US$0.5 million).

•	Increase in office rentals and office renovation costs for new offices in Guangzhou of approximately RMB2.5 million (US$0.3 million) in 2004.

•	Increase in depreciation charges for office equipment and other miscellaneous administrative costs of approximately RMB2.3 million (US$0.3 million).

Research and development expenses increased 79.7% to RMB34.4 million (US$4.2 million) in 2004 from RMB19.1 million in 2003. This increase was primarily due to the increase in research and development staff-related costs of RMB14.0 million (US$1.7 million) stemming largely from the recruitment of programmers and technicians to assist our online games and wireless value-added and other fee-based premium services business.

Allowances for Doubtful Accounts

As of December 31, 2003, our receivable balances were due from Guangzhou NetEase and Guangyitong Advertising because they were not consolidated into NetEase.com, Inc. until January 1, 2004. Since we started consolidating our VIEs in 2004, our receivable balances have been due from third parties which appear on the books of accounts of our VIEs. Because NetEase.com, Inc. relies on Guangzhou NetEase, Guangyitong Advertising and Ling Yi to collect monies from their customers to realize its revenues earned from providing consulting services, NetEase.com, Inc. also assists these affiliates to manage their receivable balances.

As of December 31, 2004, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB74.4 million (US$9.0 million). After providing for doubtful accounts in the amount of RMB18.1 million (US$2.2 million), the net balance of accounts receivable was RMB56.3 million (US$6.8 million) as of December 31, 2004. All of the RMB18.1 million (US$2.2 million) allowance for doubtful accounts represented general provisions (as opposed to specific provisions for specific debtors).

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

The amount of additional provision made for bad and doubtful debts amounted to RMB8.0 million in 2004 compared to RMB3.6 million in 2003. The additional provision in 2004 was entirely composed of an increase in the balance of general provisions. The additional provision in 2003 was mainly comprised of specific provisions on specific debtors and, to a lesser extent, an increase in the balance of general provisions.

As of December 31, 2004, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance, namely EachNet Information Services (Shanghai) Co., Ltd. which owed us approximately RMB7.8 million (US$0.9 million), representing 10.5% of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivable balance was made because of the current nature of such balance.

Other Income (Expenses)

Other income and expenses in 2004 mainly consisted of interest income. Interest income increased to RMB22.3 million (US$2.7 million) in 2004 from RMB11.3 million in 2003, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million Zero Coupon Convertible Subordinated Notes issued in July 2003. Investment income increased to RMB3.5 million (US$0.4 million) in 2004 from RMB0.5 million in 2003, mainly due to interest income generated from investments in US treasury notes and bonds. Interest expense increased to RMB3.9 million (US$0.5 million) in 2004 from nil in 2003, mainly due to the accrual of interest payable to the holders of our convertible notes from January 10, 2004 which became due because we were not able to register the notes with the SEC by the contractually required deadline. Such interest ceased to accrue on January 26, 2005, but thereafter may again become payable if we fail to maintain the effectiveness of a registration statement for such notes with the SEC for the required period of time.

Income Tax

Income tax increased to RMB28.6 million (US$3.5 million) in 2004 from RMB21.1 million in 2003. The increase was mainly due to an increase in revenues and taxable income in 2004. Our effective tax rate in 2004 was 6.1%, which reflects the effect of tax holidays and lower tax rates applicable to our subsidiaries, NetEase Beijing and Guangzhou Interactive. Our effective tax rate for 2003 was also 6.1%.

Net Profit

As a result of the foregoing, net profit increased by 36.7% to RMB441.4 million (US$53.3 million) in 2004 from RMB322.9 million in 2003. Net profit increased at a slower rate than gross profit for the year ended December 31, 2004, principally because of the relatively higher rate of increase in operating expenses compared to gross profit. In particular, marketing expenses increased significantly in 2004, as we increased our marketing activities to promote awareness of our company and our services.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

Total revenues increased by 144.7% to RMB569.1 million in 2003 from RMB232.6 million in 2002. Revenue from online games, advertising services and wireless value-added and other fee-based premium services constituted 35.7%, 15.2% and 49.1%, respectively, of our total revenue in 2003. This compares with 15.9%, 14.7% and 69.4%, respectively, of our total revenue in 2002.

Online Games

Revenue from online games increased by 448.5% to RMB203.2 million in 2003 from RMB37.1 million in 2002. This increase was mainly due to the increase in popularity of “Westward Journey Online II.” The number of average concurrent players for this game increased to approximately 127,000 in December 2003 from approximately 41,000 in December 2002. This increase was partially offset by a decrease in popularity of “PristonTale.” Revenue generated from “PristonTale” accounted for only approximately 5.7% of our total revenues from online games in 2003.

Advertising services

Our advertising services revenues increased by 151.9% to RMB86.2 million in 2003 from RMB34.2 million in 2002, primarily due to the increase in average spending by traditional advertisers (i.e., customers which do not advertise through our search and classified ad services). Average net revenue per traditional advertiser increased to approximately RMB239,000 in 2003 from RMB122,000 in 2002. The number of traditional advertisers using the NetEase websites increased to 337 in 2003 from 280 in 2002, with revenues from our top ten advertisers comprising 27.4% of our total advertising services revenues in 2003 as compared to 23.2% in 2002.

Wireless Value-Added and Other Fee-based Premium Services

Revenue from wireless value-added and other fee-based premium services increased by 73.4% to RMB279.7 million from RMB161.3 million in 2002. This increase was primarily due to the increase in paying customers for our SMS services in 2003. The number of monthly active users for SMS services increased to approximately 3.9 million in December 2003 from approximately 2.6 million in December 2002. This increase was consistent with the increase in overall popularity of SMS among the expanding population of mobile phone users in China.

However, the growth in our revenue from wireless value-added services was adversely affected in 2003 by a number of market developments. In particular, China Mobile banned all cooperative arrangements known as “website unions” in June 2003, effectively precluding large service providers from aggregating unregistered websites and utilizing China Mobile’s billing platform to gather fees for these services. Also, in August 2003, China Mobile further banned service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. China Mobile’s adoption of these policies described above was one of the main factors which contributed to a significant decline in our revenues from wireless value-added and other fee-based premium services between the second quarter ended June 30, 2003 and the third quarter ended September 30, 2003. This decline significantly lowered the overall growth in our revenue from wireless value-added and other fee-based premium services between 2002 and 2003.

Cost of Revenues

Our cost of revenues increased by 19.2% to RMB85.5 million in 2003 from RMB71.7 million in 2002 due primarily to increased cost of revenues for online games and wireless value-added and other fee-based premium services. In 2003, costs relating to online games, advertising services, and wireless value-added and other fee-based premium services represented 24.4%, 32.3% and 43.3% of total cost of revenues, respectively. This compares with 21.7%, 37.1% and 41.2%, respectively, in 2002.

Online Games

Cost of revenues from our online games increased 34.4% to RMB20.9 million in 2003 from RMB15.5 million in 2002. This increase in cost of revenues in 2003 was primarily due to a combination of the following factors:

•	Payments to the celebrity acting as our spokesperson for our online game “Westward Journey Online II” increased RMB4.4 million. These payments were calculated on the basis of a percentage of revenues we earned from the game, and the increase in payments in 2003 was directly related to the increase in revenue from the game due to its increased popularity in 2003; and

•	Production costs for printing prepaid point cards, which are sold to end-customers who use the point cards to pay for our online games and other fee-based premium services, increased RMB3.5 million to RMB4.8 million in 2003 from RMB1.3 million in 2002 due to increased production of cards in 2003.

These increases were partially offset by a decrease in bandwidth and server custody fees of RMB2.1 million to RMB2.7 million in 2003 from RMB4.8 million in 2002.

Advertising Services

Cost of revenues from our advertising services increased 3.8% to RMB27.6 million in 2003 from RMB26.6 million in 2002 due primarily to an increase in staff and staff-related costs. Staff and staff-related costs increased RMB2.9 million to RMB9.9 million in 2003 as compared to RMB7.0 million in 2002 as a result of the expansion of our content staff from 78 as of December 31, 2002 to 118 as of December 31, 2003. This increase was partially offset by a decrease of RMB1.3 million in depreciation and amortization of computers and software attributable to our advertising services to RMB5.7 million in 2003 from RMB7.0 million in 2002 as a result of the full depreciation of certain computer equipment in 2003.

Wireless Value-added and Other Fee-based Premium Services

Cost of revenues from our wireless value-added and other fee-based premium services increased 25.2% to RMB37.0 million in 2003 from RMB29.5 million in 2002. This increase in cost of revenues in 2003 consisted primarily of RMB7.4 million in referral fees paid to third-party websites as part of the website unions. The referral program pursuant to which these payments were made commenced at the beginning of 2003, and no such referral payments were made in 2002. The program ended in June 2003. This increase was also due, in part, to increased SMS network transmission fees of RMB3.4 million due to the provision of free SMS messaging through our instant messaging service, POPO, in late 2003. These increases were partially offset by a decrease in depreciation and amortization of computers and software attributable to our wireless value-added and other fee-based premium services of RMB2.4 million to RMB6.3 million in 2003 from RMB8.7 million in 2002.

Gross Profit

As a result of the strong revenue growth in 2003, our gross profit increased by 205.9% to RMB456.7 million in 2003 from RMB149.3 million in 2002. The following table sets forth the audited consolidated gross profits and gross margins of our business activities for the periods indicated.

	For the Year Ended December 31,
	2002	2003
	RMB	RMB
Gross profit:
Online game services	19,670,242	172,210,217
Advertising services	5,876,481	55,751,057
Wireless value-added and other fee-based premium services	123,716,955	228,710,524

Total gross profit	149,263,678	456,671,798

Gross Margin:
Online game services	55.9%	89.2%
Advertising services	18.1%	66.9%
Wireless value-added and other fee-based premium services	80.7%	86.1%

Total gross margin	67.6%	84.2%

The increase in gross margin for online game services in 2003 was mainly due to the commercial launching of “Westward Journey Online II” in August 2002 and the increase in popularity of that game in 2003. The online game services revenue increased at a significantly faster rate than the increase in the cost of revenues.

The substantial increase in gross margin for advertising services was mainly due to an overall enhancement in economies of scale. The revenue from advertising services increased substantially in 2003, but the cost of revenue did not increase proportionately as a major portion of such costs are relatively fixed in nature.

The gross margin for our wireless value-added and other fee-based premium services increased due to enhanced economies of scale. However, such economies of scale were offset to a significant extent by our payment of substantial referral fees to third-party websites as part of the “website unions” until that program was terminated in June 2003. In addition, the increased SMS network transmission fees we incurred due to the temporary provision of free SMS messaging through our instant messaging service, POPO, in late 2003 also negatively affected the gross margin in 2003.

Operating Expenses

Total operating expenses decreased by 10.6% to RMB129.9 million in 2003 from RMB145.2 million in 2002. The decrease in 2003 was mainly due to a one-time provision for the class action settlement of RMB36.0 million in 2002. Excluding such one-time provision, total operating expenses were 18.9% higher in 2003 than in 2002. Operating expenses as a percentage of total revenue decreased from 62.4% in 2002 to 22.9% in 2003.

Selling and marketing expenses increased by 64.4% to RMB43.1 million in 2003 from RMB26.2 million in 2002 primarily due to the following reasons:

•	Increase in staff costs of approximately RMB8.9 million as a result of increase in salaries and commissions paid to our advertising sales team. Such increase was consistent with the increase in advertising revenue in 2003 when compared to 2002; and

•	Additional marketing and promotional events in 2003 when compared to 2002. This resulted in an increase in marketing spending of approximately RMB5.5 million

General and administrative expenses remained relatively stable between 2002 and 2003.

Research and development expenses increased 34.8% to RMB19.1 million in 2003 from RMB14.2 million in 2002. This increase was due to the following reasons:

•	Increase in research and development staff-related costs of RMB2.4 million stemming largely from the recruitment of programmers and technicians to assist in our online games business; and

•	Approximately RMB2.2 million in license fees in 2003 paid to a third-party vendor to license a 3-D game engine for the development of further online games. We did not incur such license fees in 2002.

Allowances for Doubtful Accounts

As of December 31, 2003, our receivable balances were due from Guangzhou NetEase and Guangyitong Advertising because they were not consolidated into NetEase.com, Inc. until January 1, 2004. Prior to January 1, 2004, NetEase.com, Inc. made corresponding bad debt provisions when those affiliated companies did so in their books of accounts.

As of December 31, 2003, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB82.0 million. After providing for doubtful accounts in the amount of RMB10.2 million, the net balance of accounts receivable was RMB71.8 million as of December 31, 2003. Of the RMB10.2 million allowance for doubtful accounts, RMB4.7 million and RMB5.5 million represented general and specific provisions, respectively.

The amount of additional provision made for bad and doubtful debts amounted to RMB3.6 million for fiscal year 2003. The additional provision mainly comprised specific provisions on specific debtors and, to a lesser extent, the increase in the balance of general provisions.

As of December 31, 2003, Guangzhou NetEase and Guangyitong Advertising had two customers with receivable balances exceeding 10% of the total accounts receivable balance, namely China Mobile and China Unicom which owed Guangzhou NetEase approximately RMB28.5 million and RMB11.7 million, respectively, representing 34.7% and 14.3% of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivables balances was made because of the current nature of such balances.

Other Income (Expenses)

Other income and expenses in 2003 mainly consisted of interest income. Interest income increased to RMB11.3 million in 2003 from RMB7.6 million in 2002, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes issued in July 2003. Interest expense decreased to zero in 2003 from RMB1.4 million in 2002, as all our bank loans were repaid during 2002.

We recognized other net income of RMB5.4 million in 2003. This income primarily consisted of the write back of provisions for certain subscription receivable balances. The subscription receivable balances were related to certain loans to related parties under the family and friends program during our initial public offering in 1999. Full provision was made for such loans in 2001, but a portion of the loans was subsequently repaid in 2003. As a result, a portion of the provisions made in 2001 was reversed and recognized as other income in 2003.

Deferred Tax Valuation Allowance

For the year ended December 31, 2003, we considered all relevant factors that are material to our business, including positive indicators (such as improved profitability outlook, an indication of market acceptance of our services, and industry statistics signaling continued strong growth in the market for a portion of our services) and certain negative indicators (such as an increase in competition and our dependency on relationships with the mobile operators in China), and determined that it was more likely than not that we would be able to take advantage of all of our tax loss carryforwards from the prior fiscal years before their expiration. Accordingly, we decreased our deferred tax valuation allowance from RMB16.7 million to zero as of December 31, 2003.

Income Tax

Income tax increased to RMB21.1 million in 2003 from a credit of RMB2.4 million in 2002. The increase in 2003 was mainly due to an increase in revenues and taxable income in 2003, partially offset by an increase in deferred tax assets recognized in 2003 as compared to 2002. Our effective tax rate in 2003 was 6.1%.

Net Profit

As a result of the foregoing, net profit increased significantly to RMB322.9 million in 2003 from RMB16.3 million in 2002.

Quarterly Results of Operations Data

The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the four fiscal quarters for the year ended December 31, 2004 in Renminbi. Our management believes this data has been prepared substantially on the same basis as the consolidated audited financial statements, including all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for any quarter are not necessarily indicative of results for any future quarter. You should read the quarterly data for the four quarters set forth below in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

	Quarter Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB
Revenues:

Online game services	111,389,272	139,458,471	169,832,982	208,255,497
Wireless value-added and other fee-based premium services	62,004,416	38,826,085	51,031,147	44,685,971
Advertising services	34,484,069	40,853,119	32,539,861	24,939,955

	207,877,757	219,137,675	253,403,990	277,881,423
Business tax	(11,304,182)	(12,410,057)	(14,825,004)	(16,163,775)

Net revenues	196,573,575	206,727,618	238,578,986	261,717,648

Cost of revenues:
Online game services	(15,100,851)	(17,254,130)	(19,263,623)	(23,010,912)
Wireless value-added and other fee-based premium services	(11,593,504)	(11,635,880)	(14,677,587)	(17,210,474)
Advertising services	(11,510,839)	(13,583,906)	(14,843,036)	(14,118,654)

Total cost of revenues	(38,205,194)	(42,473,916)	(48,784,246)	(54,030,040)

Gross profit	158,368,381	164,253,702	189,794,740	207,377,608

Operating expenses:
Selling and marketing expenses	(21,226,018)	(29,621,319)	(60,407,604)	(41,587,393)
General and administrative expenses	(22,128,436)	(25,597,031)	(28,577,672)	(25,327,931)
Research and development expenses	(7,202,306)	(8,426,551)	(8,570,850)	(10,163,099)
Insurance claims settlement for the now-settled class action litigation	—	—	16,553,200	—

Total operating expenses	(50,556,760)	(63,644,901)	(81,002,926)	(77,078,423)

Operating profit	107,811,621	100,608,801	108,791,814	130,299,185

Other income (expenses):
Investment income	1,363,507	553,552	906,364	698,746
Interest income	3,782,606	4,837,105	5,875,131	7,838,669
Interest expenses	(931,171)	(1,034,531)	(846,210)	(1,065,217)
Other, net	1,800	551,000	—	(45,372)

Profit before tax	112,028,363	105,515,927	114,727,099	137,726,011

Income tax expenses	(8,116,327)	(7,223,334)	(5,666,455)	(7,570,603)

Net profit	103,912,036	98,292,593	109,060,644	130,155,408

Liquidity and Capital Resources

Our capital requirements relate primarily to financing:

•	our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

•	costs associated with the expansion of our business, such as the purchase of servers.

Operating Activities

Cash provided by operating activities was RMB614.2 million (US$74.2 million), RMB373.7 million and RMB26.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. For the year ended December 31, 2004, cash provided by operating activities consisted primarily of our operating profit of RMB441.4 million (US$53.3 million), adjusted for:

•	depreciation and amortization charges of RMB34.3 million (US$4.1 million),

•	an increase in provisions for doubtful debts of RMB8.0 million (US$1.0 million),

•	an increase in accounts payable and other liabilities totaling RMB112.8 million (US$13.6 million),

•	a decrease in accounts receivable of RMB7.6 million (US$0.9 million),

•	a decrease in prepayments and other current assets of RMB0.4 million (US$0.1 million) and

•	a decrease in deferred tax assets of RMB9.7 million (US$1.2 million).

For the year ended December 31, 2003, cash provided by operating activities consisted primarily of our operating profit of RMB322.9 million, adjusted for:

•	depreciation and amortization charges of RMB20.9 million,

•	an increase in provisions for doubtful debts of RMB3.6 million,

•	a decrease in the net amount due from related parties of RMB25.7 million, and

•	an increase in accounts payable and other liabilities totaling RMB13.5 million, offset in part by an increase in prepayments and other current assets of RMB5.8 million and an increase in deferred tax assets of RMB7.3 million.

For the year ended December 31, 2002, cash used in operating activities consisted primarily of our operating profit of RMB16.3 million, adjusted for:

•	depreciation charges of RMB21.8 million,

•	share compensation cost of RMB3.8 million,

•	a write down of software costs of RMB0.7 million,

•	an increase in provision for doubtful debts, taxes payable and other payables totaling RMB16.0 million, and

•	a decrease in prepayments and other assets of RMB3.8 million, offset in part by a decrease in accounts payable and accrued liabilities totaling RMB9.8 million, and an increase in net amounts due from related parties and deferred tax assets totaling RMB25.8 million.

Investing Activities

Cash provided by investing activities was RMB105.8 million (US$12.8 million) for the year ended December 31, 2004, cash used in investing activities was RMB360.3 million for the year ended December 31, 2003, and cash provided by investing activities was RMB42.7 million for the year ended December 31, 2002. For the year ended December 31, 2004, cash provided by investing activities mainly consisted of the decrease in held-to-maturity investments of RMB166.6 million (US$20.1 million), offset in part by the purchase of fixed assets of RMB60.1 million (US$7.3 million). For the year ended December 31, 2003, cash used in investing activities mainly consisted of the purchase of held-to-maturity investments of RMB332.1 million and fixed assets of RMB27.8 million. For the year ended December 31, 2002, cash provided by investing activities mainly consisted of the decrease in temporary cash investments of RMB45.5 million and the disposal of convertible preference shares of RMB9.7 million, which was offset in part by the cash used in the purchase of fixed assets of RMB12.6 million.

Financing Activities

Cash provided by financing activities was RMB32.0 million (US$3.9 million) and RMB781.4 million for the years ended December 31, 2004 and 2003, and cash used in financing activities for the year ended December 31, 2002 was RMB78.1 million. For the year ended December 31, 2004, cash provided by financing activities mainly consisted of proceeds from the issuance of ordinary shares upon the exercise of employee share options of RMB30.7 million (US$3.7 million) and an increase in other long-term payables of RMB1.3 million (US$0.2 million). For the year ended December 31, 2003, cash provided by financing activities mainly consisted of the proceeds from the issuance of convertible notes of RMB827.7 million and proceeds from the issuance of ordinary shares upon the exercise of share options of RMB15.1 million, which was offset in part by the use of cash for the repurchase of Series B preference shares issued in 2000 of RMB38.2 million. For the year ended December 31, 2002, cash used in financing activities mainly consisted of the repayment of bank loans of RMB84.0 million, which was offset in part by the partial collection of a subscription receivable for the Series B preference shares issued in 2000 of RMB2.0 million and proceeds from the issuance of ordinary shares upon the exercise of share options of RMB3.9 million.

Although we have been profitable in the last two fiscal years, we cannot be certain that we can sustain or grow this level of profitability in future periods. In particular, our selling and marketing expenses and our general and administrative expenses have remained relatively high due primarily to staff costs, while our revenues from advertising and wireless value-added services has been uneven in the last several years. Further, although our revenue has grown significantly in the last two fiscal years, we have only a limited track record offering our services, including our online games, and cannot be certain that we will be able to maintain or grow such revenue. Nonetheless, given our positive cash flows in recent years and our issuance of US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes in July 2003, we believe that such cash and revenue will be sufficient for us to meet our obligations for the foreseeable future.

Indebtedness

As of December 31, 2004, we had US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes due July 15, 2023 outstanding. Because we did not register the notes and the ordinary shares issuable upon conversion of the notes with the SEC in accordance with the Registration Rights Agreement dated July 8, 2003 between our company and the initial purchaser of the notes, for the benefit of the holders of the notes and the ordinary shares issuable upon conversion of the notes, interest became payable on the notes from January 10, 2004 until January 25, 2005 at a rate of 0.50% per annum.

Research and Development

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2002, 2003 and 2004, we spent RMB14.2 million, RMB19.1 million and RMB34.4 million (US$4.2 million), respectively, on research and development activities.

Trend Information

Based on our observations, we believe that the following trends are likely to have a material effect on our business in the near term:

•	We believe that there has been increasing demand by online game users for new and unique online games and increasing competition in this area. We believe that these trends will force us to devote additional resources to developing and launching additional games, updating existing games at a faster rate than we have in the past and licensing games from third parties. In particular, the online game industry in China appears to be entering a transition phase from 2D to 3D games, with numerous new 3D game titles being launched in the market during 2004 and thereafter. In response to this trend, we have been devoting additional resources to developing or licensing 3D games. Nonetheless, we also believe that the market for 2D online games will continue to grow in popularity for the foreseeable future.

•	Our online games business may be adversely affected if, as is predicted by some industry commentators, the Chinese government takes steps to slow the growth in this market. Such steps could include, for example, the widespread closure of Internet cafes where a significant portion of our users access our online games or restrictions on the content of games which has the effect of making them less appealing. We may not be able to adequately respond to any such regulatory changes in the online games market.

•	The rapid expansion of the wireless value-added services market in China in recent years is expected by China’s Ministry of Information Industry and industry commentators to continue for the next several years. We expect that this expansion, if it occurs, will encourage additional competitors to enter the market which may adversely affect revenue growth in this area and could have a material adverse effect on our business and financial condition.

•	In addition, as discussed above under “Revenue—Wireless Value-added and Other Fee-based Premium Services,” the mobile operators in China have recently begun more rigorously enforcing their policies than in the past and have adopted certain new policies, which have slowed the growth of our SMS business. Any non-compliance with the mobile operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenues and profitability.

•	We expect that the wireless value-added services industry and customers’ preferences will continue to evolve rapidly, particularly as a result of the transition from SMS-based services to new services which are compatible with, and take full advantage of the capabilities of, next generation mobile technologies such as 2.5G, which has begun in China. We believe that the rapid evolution of this industry will require us to continue to devote significant resources to developing and deploying new wireless valued-added services.

•	If wireless value-added services which are compatible with next generation mobile technologies become popular in China, we believe that users will demand increasingly engaging and content-rich services. We anticipate that this transition, if it occurs, may increase competition among wireless value-added service providers in China for content and strategic partnerships, and may increase the prices we may have to pay for content.

•	The pace of development of widely accepted online payment systems in China has remained slow thus far. In response, we have developed and deployed a prepaid point card as an alternative online payment system for our services.

•	The decrease in the rate of growth of Internet users in China in recent years may continue. In that case, we may have to increase our service offerings or increase our marketing and advertising efforts in order for us to continue to grow our business.

•	A general increase in competition for online services has elevated the importance of brand building and brand awareness. We believe that this trend may require us to increase our marketing and advertising efforts and budgets in order to keep our brand names and the NetEase websites visible and prominent. For example, in 2004 we launched a new marketing campaign which focused on increasing brand awareness of our company and specific product driven advertisements, through television advertisements and off-line media, such as newspapers, outdoor billboards and advertisements on buses and bus stops.

•	We expect that for at least the next several quarters, our fixed costs in connection with our Internet portal business will increase, without a corresponding increase in revenue, due to our introduction of expanded storage capacity for our free e-mail service in the third quarter of 2004 and increasing bandwidth fees resulting from increased usage of the NetEase websites.

•	We expect that an increasing portion of our agreements with advertisers will provide that the advertiser will pay us only if the user performs a certain action, such as registering with the advertiser. Such performance-based payment arrangements may generate more or less revenues for us than advertising contracts which provide for a fixed fee to be paid in exchange for the posting of the advertisement for a specified period of time, depending on whether users actually perform the requisite actions.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Tabular Disclosure of Contractual Obligations

We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of long-term payables related to installment payments for the purchase of servers, server custody fees and capital expenditures related to the purchase of servers. The following sets forth our commitments for long-term payables, operating leases, server custody fees and capital expenditures as of December 31, 2004 (in U.S. dollars):

	Long-term payables	Operating lease commitments	Server custody fee commitments	Capital commitments	Total
Less than one year	—	1,130,788	1,903,731	934,828	3,969,347
1 -3 years	65,194	708,707	102,491	—	876,392
3 - 5 years	—	—	—	—	—
More than 5 years	1,354,437	—	—	—	1,354,437

Total	1,419,631	1,839,495	2,006,222	934,828	6,200,176

Other than the obligations set forth above, we do not have any long-term commitments.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, but as noted above, a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our American Depositary Shares, or ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

We have not had any material foreign exchange gains or losses to date. However, we have not engaged in any hedging activities, and we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Recent Accounting Pronouncements

In March 2004, the FASB issued EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”) which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF 03-01 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF 03-01; however, the disclosure requirements remain effective and have been adopted by our company (see Note 4 “Held-to-maturity investments” in the attached notes to our consolidated financial statements). We will evaluate the effect, if any, of EITF 03-01 when final guidance is released.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” In March 2005, the SEC issued SAB No. 107 (“SAB 107”), which amends the effective date of SFAS 123R. SFAS 123R and SAB 107 require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. We are required to adopt SFAS 123R in our financial statements for the fiscal year beginning January 1, 2006. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123, and we expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29 (“SFAS 153”). The guidance in Opinion 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are required to adopt SFAS 153 from the quarter ending September 30, 2005. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not believe that the adoption of SFAS No. 153 will have a material effect on our financial position, results of operation, or cash flow.

NETEASE.COM, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders equity and of cash flows expressed in Chinese Renminbi (“RMB”) present fairly, in all material respects, the financial position of NetEase.com, Inc. and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years ended December 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related Financial Statement Schedule I as of December 31, 2003 and 2004 and for each of the three years ended December 31, 2002, 2003 and 2004 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and Financial Statement Schedule I are the responsibility of NetEase.com, Inc.’s management. Our responsibility is to express an opinion on these financial statements and Financial Statement Schedule I based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

April 27, 2005

Consolidated Balance Sheets

	Note	December 31, 2003	December 31, 2004	December 31, 2004
		RMB	RMB	US$
Assets

Current assets:
Cash		1,356,069,544	2,123,891,537	256,617,113
Held-to-maturity investments	4	332,093,546	165,532,000	20,000,242
Account receivable, net	7	—	56,304,762	6,802,968
Prepayments and other current assets	5	19,749,369	20,722,068	2,503,723
Due from related parties, net of allowance for doubtful accounts of RMB10,157,789 at December 31, 2003	6, 7	15,182,589	—	—
Deferred tax assets	10	9,669,543	—	—

Total current assets		1,732,764,591	2,366,450,367	285,924,046

Non-current assets:
Rental deposit		1,430,544	2,140,394	258,611
Property, equipment and software, net	8	40,410,264	77,303,013	9,340,061
Deferred assets	2(o)	12,086,693	4,246,624	513,094

Total non-current assets		53,927,501	83,690,031	10,111,766

Total assets		1,786,692,092	2,450,140,398	296,035,812

Liabilities & Shareholders’ Equity

Current liabilities:
Accounts payable		10,738,090	19,344,096	2,337,232
Salary and welfare payable	9	17,405,624	36,283,138	4,383,875
Taxes payable	11	15,976,342	44,009,342	5,317,386
Deferred revenue	13	—	134,896,863	16,298,781
Accrued liabilities	12	11,698,761	22,961,861	2,774,344
Due to a related party, net	6, 7	21,947,411	—	—

Total current liabilities		77,766,228	257,495,300	31,111,618

Long-term payable:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	14	827,670,000	827,650,000	100,000,000
Other long-term payable		231,449	11,749,578	1,419,631

Total long-term payable		827,901,449	839,399,578	101,419,631

Total liabilities		905,667,677	1,096,894,878	132,531,249

Commitments and contingencies	18
Shareholders’ equity:
Ordinary shares,US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,128,958,189 shares issued and outstanding as of December 31, 2003, and 3,184,167,189 shares issued and outstanding as of December 31, 2004	15	2,589,756	2,635,419	318,422
Additional paid-in capital	15	993,254,740	1,023,954,160	123,718,258
Statutory reserves	2(n)	33,699,834	90,882,108	10,980,742
Deferred compensation	16	(69,175)	(13,835)	(1,672)
Translation adjustments		210,838	210,838	25,474
Retained earnings/(Accumulated deficit)		(148,661,578)	235,576,830	28,463,339

Total shareholders’ equity		881,024,415	1,353,245,520	163,504,563

Total liabilities and shareholders’ equity		1,786,692,092	2,450,140,398	296,035,812

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

		For the year ended December 31,
	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$
Revenues:	19
Online game services		37,053,414	203,246,114	628,936,223	75,990,603
Advertising services		34,209,376	86,183,733	171,054,305	20,667,469
Wireless value-added and other fee-based premium services		161,305,678	279,659,170	158,310,317	19,127,689

		232,568,468	569,089,017	958,300,845	115,785,761
Business tax	10(b), 19	(11,627,216)	(26,954,502)	(54,703,018)	(6,609,439)

Net revenues	19	220,941,252	542,134,515	903,597,827	109,176,322

Cost of revenues	19	(71,677,574)	(85,462,717)	(183,803,395)	(22,207,865)

Gross profit		149,263,678	456,671,798	719,794,432	86,968,457

Operating expenses:
Selling and marketing expenses		(26,242,778)	(43,135,804)	(152,842,334)	(18,467,025)
General and administrative expenses		(68,064,835)	(67,634,599)	(101,631,070)	(12,279,474)
Research and development expenses		(14,184,724)	(19,120,827)	(34,362,806)	(4,151,852)
Asset impairment loss		(746,857)	—	—	—
Class action settlement		(36,005,385)	—	—	—
Insurance claims settlement for the now-settled class action litigation		—	—	16,553,200	2,000,024

Total operating expenses		(145,244,579)	(129,891,230)	(272,283,010)	(32,898,327)

Operating profit		4,019,099	326,780,568	447,511,422	54,070,130

Other income (expenses):
Investment income		—	538,278	3,522,169	425,563
Interest income		7,562,322	11,273,685	22,333,511	2,698,425
Interest expenses		(1,401,041)	—	(3,877,129)	(468,450)
Other, net		3,725,370	5,410,171	507,428	61,309

Profit before tax		13,905,750	344,002,702	469,997,401	56,786,977
Income tax benefit (expense)	10	2,395,888	(21,129,978)	(28,576,719)	(3,452,754)

Net profit		16,301,638	322,872,724	441,420,682	53,334,223

Other comprehensive income (loss) Currency translation adjustments		11,583	(18,072)	—	—
Comprehensive income		16,313,221	322,854,652	441,420,682	53,334,223

Net earnings per share, basic	17	0.01	0.10	0.14	0.02

Net earnings per ADS, basic		0.53	10.34	14.10	1.70

Net earnings per share, diluted	2(m), 17	0.01	0.10	0.13	0.02

Net earnings per ADS, diluted		0.52	9.73	12.98	1.57

Weighted average number of ordinary shares outstanding, basic	17	3,051,395,100	3,122,257,952	3,157,841,781	3,157,841,781

Weighted average number of ADS outstanding, basic		30,513,951	31,222,580	31,578,418	31,578,418

Weighted average number of ordinary shares outstanding, diluted	2(m), 17	3,127,837,900	3,353,659,329	3,491,430,437	3,491,430,437

Weighted average number of ADS outstanding, diluted		31,278,379	33,536,593	34,914,304	34,914,304

Share compensation cost included in:
Cost of revenues	15, 16	(1,908,125)	—	—	—
Selling and marketing expenses		(239,021)	—	—	—
General and administrative expenses		(1,283,348)	(151,166)	(55,340)	(6,686)
Research and development expenses		(376,364)	(88,236)	—	-—

		(3,806,858)	(239,402)	(55,340)	(6,686)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Ordinary shares		Additional paid-in capital	Subscriptions receivable	Deferred compensation	Statutory reserves	Retained Earnings/ (Accumulated deficit)	Translation adjustments	Total shareholders’ equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2001	3,024,175,192	2,503,626	1,044,889,829	(35,100,568)	(3,344,574)	—	(454,136,106)	217,327	555,029,534
Collection of subscriptions receivable for Series B preference shares issued in 2000	—	—	—	1,986,720	—	—	—	—	1,986,720
Ordinary shares issued to a senior officer of the Company as compensation (see Note 15)	11,250,000	9,315	(9,315)	—	604,729	—	—	—	604,729
Ordinary shares issued for services to be provided by certain employees (see Note 15)	15,959,245	13,214	625,056	—	467,631	—	—	—	1,105,901
Ordinary shares issued upon exercise of employee stock options	48,778,100	40,388	3,847,031	—	—	—	—	—	3,887,419
Share compensation cost	—	—	298,753	—	1,797,475	—	—	—	2,096,228

Net profit	—	—	—	—	—	—	16,301,638	—	16,301,638
Translation adjustments	—	—	—	—	—	—	—	11,583	11,583

Balance as of December 31, 2002	3,100,162,537	2,566,543	1,049,651,354	(33,113,848)	(474,739)	—	(437,834,468)	228,910	581,023,752

Repurchase of 27,142,000 ordinary shares and collection of outstanding subscriptions receivable (Note 15)	(27,142,000)	(22,891)	(71,248,494)	33,113,848	—	—	—	—	(38,157,537)

Ordinary shares issued to a senior officer of the Company as compensation (see Note 15)	2,500,000	2,070	(2,070)	—	134,060	—	—	—	134,060

Ordinary shares issued for services to be provided by certain employees (see Note 15)	853,952	707	(707)	—	88,236	—	—	—	88,236
Share compensation cost	—	—	—	—	111,856	—	—	—	111,856
Reversal of deferred compensation arising from options due to employee resignation	—	—	(166,162)	—	71,412	—	—	—	(94,750)

Appropriation to statutory reserves	—	—	—	—	—	33,699,834	(33,699,834)	—	—
Ordinary shares issued upon exercise of employee stock options	52,583,700	43,327	15,020,819	—	—	—	—	—	15,064,146

Net profit	—	—	—	—	—	—	322,872,724	—	322,872,724
Translation adjustments	—	—	—	—	—	—	—	(18,072)	(18,072)

Balance as of December 31, 2003	3,128,958,189	2,589,756	993,254,740	—	(69,175)	33,699,834	(148,661,578)	210,838	881,024,415

Ordinary shares issued upon exercise of employee stock options	55,209,000	45,663	30,699,420	—	—	—	—	—	30,745,083
Share compensation cost	—	—	—	—	55,340	—	—	—	55,340
Appropriation to statutory reserves	—	—	—	—	—	57,182,274	(57,182,274)	—	—
Net profit	—	—	—	—	—	—	441,420,682	—	441,420,682

Balance as of December 31, 2004	3,184,167,189	2,635,419	1,023,954,160	—	(13,835)	90,882,108	235,576,830	210,838	1,353,245,520

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net profit	16,301,638	322,872,724	441,420,682	53,334,223
Adjustments for:
Depreciation	21,797,267	17,429,212	26,452,040	3,196,042
Share compensation cost	3,806,858	239,402	55,340	6,686
Provision for doubtful debts	3,254,783	3,551,682	7,953,883	961,020
Amortization of issuance cost of convertible note	—	3,511,275	7,840,069	947,269
Write down of property, equipment and software	746,857	—	—	—
Decrease in accounts receivable	—	—	7,568,165	914,416
(Increase) decrease in prepayments and other current assets	3,025,673	(5,798,662)	423,383	51,155
(Increase) decrease in due from/to related parties	(23,413,088)	25,661,649	—	—
Decrease in deferred assets	783,352	—	—	—
(Increase) decrease in deferred tax assets	(2,395,888)	(7,273,655)	9,669,543	1,168,311
Increase (decrease) in accounts payable	(9,301,828)	3,288,082	6,009,418	726,082
Increase in salary and welfare payable	6,087,169	1,382,244	14,103,693	1,704,065
Increase in taxes payable	6,480,019	7,723,392	5,466,691	660,508
Increase (decrease) in deferred revenue	165,115	(165,115)	77,169,729	9,323,957
Increase (decrease) in accrued liabilities	(539,565)	1,300,376	10,021,222	1,210,804

Net cash provided by operating activities	26,798,362	373,722,606	614,153,858	74,204,538

Cash flows from investing activities:
(Increase) decrease in held-to-maturity investments	—	(332,093,546)	166,561,546	20,124,636
Decrease in temporary cash investments	45,521,300	—	—	—
Purchase of property, equipment and software	(12,567,218)	(27,824,900)	(60,142,252)	(7,266,630)
Proceeds from disposal of convertible preference shares	9,701,293	—	—	—
(Increase) decrease in non-current rental deposit	21,575	(364,632)	(584,810)	(70,659)

Net cash (used in) provided by investing activities	42,676,950	(360,283,078)	105,834,484	12,787,347

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (Cont’d)

	For the year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Repayment of short-term bank loans	(84,000,000)	—	—	—
Proceeds from employees exercising stock options	3,887,419	15,064,146	30,745,083	3,714,745
Collection of subscriptions receivable for Series B preference shares issued in 2000 and collection of outstanding subscriptions receivable	1,986,720	—	—	—
Re-purchase of ordinary shares	—	(38,157,537)	—	—
Proceeds from issuance of Zero Coupon Convertible Subordinated Notes	—	827,670,000	—	—
Increase in other long-term payable	—	231,449	1,298,129	156,845
Payment for issuance cost of convertible notes	—	(23,437,986)	—	—

Net cash provided by (used in) financing activities	(78,125,861)	781,370,072	32,043,212	3,871,590

Effect of exchange rate changes on cash	11,583	(18,072)	—	—

Net increase (decrease) in cash	(8,638,966)	794,791,528	752,031,554	90,863,475

Decrease in restricted cash	89,100,143	1,208,305	—	—

Cash, beginning of year	479,608,534	560,069,711	1,371,859,983	165,753,638

Cash, end of year	560,069,711	1,356,069,544	2,123,891,537	256,617,113

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	—	20,793,510	24,374,799	2,945,061

Cash paid during the year for interest	1,057,225	—	—	—

Supplemental schedule of non-cash investing and financing activities:
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to employees and certain consultants of the Company (see Notes 15 and 16)	3,806,858	239,402	55,340	6,686

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1. Organization and Nature of Operations

(a) The Group

NetEase.com, Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 1999. As of December 31, 2004, the Company had six wholly owned subsidiaries and three variable interest entities (“VIEs”) for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

Details of the controlled entities and VIEs are described below:

Name	Place and date of incorporation
Controlled entities:

NetEase Information Technology (Beijing) Co., Ltd. (“NetEase Beijing”)	Beijing, China August 30, 1999

NetEase Information Technology (Shanghai) Co., Ltd. (“NetEase Shanghai”)	Shanghai, China May 14, 2000

NetEase (U.S.) Inc. (“NetEase US”)	Delaware, United States of America September 10, 1999

NetEase Interactive Entertainment Ltd. (“NetEase Interactive”)	British Virgin Islands April 12, 2002

Guangzhou NetEase Interactive Entertainment Ltd. (“Guangzhou Interactive”)	Guangzhou, China October 15, 2002

Guangzhou Boguan Telecommunication Technology Ltd.	Guangzhou, China December 8, 2003

VIEs:

Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”)	Guangzhou, China June 24, 1997

Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”)	Beijing, China November 8, 1999

Guangzhou Ling Yi Electronics Technology Ltd. (“Ling Yi”)	Guangzhou, China October 27, 2003

The Company has been listed on the Nasdaq National Market in the United States since July 2000.

The Group is principally engaged in developing and providing a range of Internet-related services including online games, advertising and wireless value-added and other fee-based premium services in China. The details of the business are described in note 1(b) below.

1. Organization and Nature of Operations (Cont’d)

(b) Nature of operations

The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; stringent rules imposed by the mobile operators; significant numbers of new entrants; dependence on key individuals; competition from similar services from larger companies; customer preferences; and the need for the continued successful development, marketing, and selling of its services.

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its wholly owned subsidiaries have entered into a series of contractual arrangements with certain VIEs (see Note 2 (a) and 6) with respect to the operation of the NetEase websites in connection with the provision of online games, Internet content and wireless value-added services, as well as the provision of advertising services. The revenue earned by the VIEs largely flows through to the Company and its wholly owned subsidiaries pursuant to the series of contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Shanghai and Guangzhou Interactive provide technical consulting and related services to the VIEs. Guangzhou NetEase and Guangyitong Advertising are legally owned by two citizens of China, one of whom is the principal shareholder of the Company and the other is his brother. Ling Yi is legally owned by three citizens of China: the principal shareholder of the Company, his brother and a former employee of the Group. Management believes that the Group’s present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. The Group cannot be certain that the Chinese government will not take action to prohibit or restrict its business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on the Group or its service providers or otherwise harm its business.

2. Principal Accounting Policies

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs, except that the Company did not consolidate the VIEs prior to the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 46: “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”), which was further revised in December 2003 (“FIN 46-R”), on January 1, 2004 in accordance with the transitional provisions. Prior to the consolidation of the VIEs, the VIEs have adopted the same accounting policies as the ones adopted by the Company and its subsidiaries. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

2. Principal Accounting Policies (Cont’d)

(a) Basis of consolidation (cont’d)

According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies, namely Guangzhou NetEase and Guangyitong Advertising during the year ended December 31, 2004. Guangzhou NetEase and Guangyitong Advertising are considered to be VIEs of the Company. The Company has concluded it is the primary beneficiary of these two VIEs. Effective January 1, 2004, the Company has prospectively consolidated these two VIEs in accordance with the transitional provisions of FIN 46 and FIN 46-R in the Company’s consolidated financial statements.

In addition, the Company has evaluated its relationship with Ling Yi based on the underlying contractual agreements and considered that the Company has the right to enjoy all residual benefits and effectively bear the risk of operating losses of Ling Yi. As a result, the Company has determined that it is the primary beneficiary of Ling Yi and accordingly, has consolidated the financial statements of Ling Yi from May 2004, the effective date of the aforesaid agreement.

(b) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements are prepared based on the historical cost convention. This basis of accounting differs from that used in the statutory accounts of those entities within the Group established in China (“PRC Statutory Accounts”), which are prepared in accordance with accounting principles and the relevant financial regulations applicable to enterprises established in China (“PRC GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates.

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

•	Recognition of compensation costs arising from grants of stock options and shares to the Company’s employees, directors, consultants and advisory board members;

•	Basis for revenue recognition;

•	Tax effects related to the above adjustments; and

•	Consolidation of VIEs.

2. Principal Accounting Policies (Cont’d)

(c) Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenues presented in consolidated statements of operations and comprehensive income represent online game services, advertising services and wireless value-added and other fee-based premium services revenue recognized by Guangzhou NetEase, Guangyitong Advertising and Ling Yi net of sales discount.

Online game services and wireless value-added and other fee-based premium services

The Group currently provides its online game services and wireless value-added and other fee-based premium services through Guangzhou NetEase and Ling Yi.

Prior to the consolidation of Guangzhou NetEase and Ling Yi upon the adoption of FIN 46, the Group’s revenues from online game services and wireless value-added and other fee-based premium related services are derived from the agreements entered into between NetEase Beijing and Guangzhou Interactive, on the one hand and Guangzhou NetEase and Ling Yi, on the other hand. Such agreements allow NetEase Beijing and Guangzhou Interactive to unilaterally adjust the amount of fees they are entitled to from the technical services provided to Guangzhou NetEase and Ling Yi such that all of the online game services and wireless value-added and other fee-based premium services revenues recognized by Guangzhou NetEase and Ling Yi will fully accrue to NetEase Beijing and Guangzhou Interactive. Accordingly, NetEase Beijing and Guangzhou Interactive recognized revenues from online game related services and wireless value-added and other fee-based premium related services at the same time Guangzhou NetEase and Ling Yi recognized their revenues based on the same revenue recognition policies adopted by the Group as described below.

(i) Online game services

The Group sells prepaid point cards through Guangzhou NetEase to the end customers who may use the points on such cards for online game services provided by the Group. The Group recognizes the related revenue when the registered points are consumed for the Group’s online game services. The Group effectively charges players according to their playtime of the Group’s online games.

(ii) Wireless value-added and other fee-based premium services

A substantial portion of the Group’s revenue from wireless value-added services (“WVAS”) is currently predominantly derived from activities related to short messaging services (“SMS”) and non-SMS services such as multimedia messaging, wireless application protocol and interactive voice response services. The Group derives WVAS revenues principally from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. WVAS revenues recognized by the Group represent its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed. The Group recognizes revenue under these co-operative arrangements in the month in which the services are performed based on the monthly confirmation from the mobile phone operators for the service period when the message/content is delivered. Where a confirmation has not been received from a mobile phone operator, the Group estimates the revenue, as well as the amounts of billing and transmission failures, applicable to the services provided through that operator and recognizes the estimated revenue net of estimated billing and transmission failures.

2. Principal Accounting Policies (Cont’d)

(c) Revenue recognition (cont’d)

Other fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services, personal homepage hosting, online shopping mall and premium electronic greeting card services, which are all operated on a monthly subscription basis. Prepaid subscription fees are deferred and revenues from such services are recognized by the Group on a straight-line basis over the period in which the services are provided.

Advertising services

The Group provides its advertising services through Guangyitong Advertising. As such, the Group’s revenues from advertising related services are derived from the agreements entered into between NetEase Beijing and Guangyitong Advertising. Such agreements allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising such that all of the advertising revenues recognized by Guangyitong Advertising, less all of the accrued expenses incurred by Guangyitong Advertising, will fully accrue to NetEase Beijing. Prior to the consolidation of Guangyitong Advertising upon adoption of FIN 46, the Group recognized revenues from advertising related services at the same time Guangyitong Advertising recognized its revenues based on the same revenue recognition policies adopted by the Group as described below.

The Group derives its advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. The Group’s obligations may also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, the Group defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. In addition, Guangyitong Advertising occasionally enters into “cost per action” (“CPA”) advertising contracts whereby revenue is received by it when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed.

The Group has adopted the consensus reached in Emerging Issue Task Force (“EITF”) 99-17 to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by the Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. There was no revenue and expense recognized for such barter transactions for the years ended December 31, 2002, 2003 and 2004. During the years ended December 31, 2002, 2003 and 2004, the Group also engaged in certain advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

2. Principal Accounting Policies (Cont’d)

(d) Cost of revenues

Costs of online game services, advertising services and wireless value-added and other fee-based premium services consist primarily of staff costs of those departments directly involved in providing such services, depreciation and amortization of computers and software, server custody fees, bandwidth, business tax paid by the Company and its subsidiaries on intra-group revenues from the VIEs, and other direct costs of providing these services. These costs are charged to the statement of operations as incurred.

(e) Research and development costs

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”). Costs incurred for the development of online game services prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility, all subsequent online game development costs are capitalized until that game is available for marketing. Technological feasibility is evaluated on a service-by-service basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the Chinese market.

The Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Accordingly, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized.

(f) Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2003 and 2004 are amounts denominated in United States dollars totaling US$103.3 million and US$125.7 million, respectively (equivalent to approximately RMB854.7 million and RMB1,040.3 million, respectively).

(g) Financial instruments

Financial instruments of the Group primarily consist of temporary cash investments, held-to-maturity investments, accounts receivable, balances with related parties, investment in convertible preference shares, accounts payable and convertible notes payable. As of the balance sheet dates, their estimated fair value approximated their carrying values.

2. Principal Accounting Policies (Cont’d)

(h) Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Computers	3 years
Furniture and office equipment	5 years
Software	2-3 years
Vehicles	5 years
Leasehold improvements	lesser of the term of the lease and the estimated useful lives of the assets

(i) Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled approximately RMB2.4 million, RMB3.8 million and RMB64.0 million during the years ended December 31, 2002, 2003 and 2004, respectively.

(j) Foreign currency translation

The functional currency of the Group is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the determination of income.

The financial records of certain of the Company’s subsidiaries are maintained in US dollars, which is their functional currency. For consolidation purposes, the assets and liabilities of such subsidiaries are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average exchange rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the consolidated statement of shareholders’ equity.

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2765 on December 31, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

2. Principal Accounting Policies (Cont’d)

(k) Stock-based compensation

In accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, the Group has selected the disclosure only provisions related to employee stock options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”) in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary shares on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period.

Stock-based employee compensation cost of RMB3.8 million, RMB0.2 million and RMB0.1 million in 2002, 2003 and 2004, respectively, has been expensed. The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

		For the year ended December 31,
		2002	2003	2004
		RMB	RMB	RMB
Net profit:
As reported		16,301,638	322,872,724	441,420,682
Add:	Stock-based employee compensation expense included in the determination of net income as reported, net of tax	3,806,858	239,402	55,340
Less:	Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(223,046)	(20,281,210)	(54,085,221)

Pro forma		19,885,450	302,830,916	387,390,801

Basic net earnings per ordinary share:
As reported		0.01	0.10	0.14
Pro forma		0.01	0.10	0.12
Diluted net earnings per ordinary share:
As reported		0.01	0.10	0.13
Pro forma		0.01	0.09	0.11

(l) Income taxes

Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

2. Principal Accounting Policies (Cont’d)

(m) Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

In accordance with SFAS No. 128, “Computation of Earnings Per Share,” basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated using the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon conversion of the Zero Coupon Convertible Subordinated Notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method).

Net earnings per ADS has been computed by multiplying the net earnings per share by 100, which is the number of shares represented by each ADS.

When calculating the fully diluted earnings per ADS for the year ended December 31, 2004, the Company adopted the consensus reached on EITF Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”, which is effective for periods ended after December 15, 2004. EITF 04-08 is applicable to the Company because the conversion of its Zero Coupon Convertible Subordinated Notes (the “Convertible Notes”) depends on, among other things, whether the market price of the Company’s ADS exceeds a pre-scripted conversion price. Application of the consensus requires the dilutive impact of the Convertible Notes to be included in the calculation of diluted earnings per share, notwithstanding the fact that the market prices of the Company’s ADS in December 2003 and December 2004 did not exceed the pre-scripted conversion price of the Convertible Notes. The EITF 04-08 has been retroactively applied such that the diluted earnings per ADS for all prior periods presented were restated.

(n) Statutory reserves

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being foreign invested enterprises established in China, are required to provide for certain statutory reserves, namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in their PRC Statutory Accounts. NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being wholly foreign owned enterprises, are required to allocate at least 10% of their after-tax profit to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, respectively. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund are charged to selling, general and administrative expenses.

NetEase Shanghai has been in an accumulated loss position according to its PRC Statutory Accounts and no appropriations to statutory reserves have been made.

NetEase Beijing has made appropriations of approximately RMB22.4 million and RMB33.7 million for the years ended December 31, 2004 and 2003, respectively, to the general reserve.

2. Principal Accounting Policies (Cont’d)

(n) Statutory reserves (cont’d)

The year ended December 31, 2004 was the first year in which Guangzhou Interactive had cumulative retained earnings according to its PRC Statutory Accounts. Accordingly, an amount of approximately RMB34.7 million, representing 10% of the net profit, after recouping all losses carried forward, according to its PRC Statutory Accounts for the year ended December 31, 2004 was appropriated to the general reserve.

General reserve, upon certain approvals and subject to certain limitations, can be used to offset prior year losses, if any, and can also be converted into paid-in capital for PRC legal purposes.

(o) Deferred assets

Deferred assets mainly include the offering costs of the Company’s Zero Coupon Convertible Subordinated Notes. The Company amortizes the offering costs over a period of 35 to 36 months from the date of issuance of the notes by the Company to the first date when the Company may be required to repurchase all or any portion of the principal amount of the notes.

(p) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(q) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

(r) Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements (see Note 19 for details on the Group’s business segments).

(s) Recent accounting pronouncements

In March 2004, the FASB issued EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”) which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF 03-01 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF 03-01; however, the disclosure requirements remain effective and have been adopted by the Company (see Note 4 Held-to-maturity investments). The Company will evaluate the effect, if any, of EITF 03-01 when final guidance is released.

2. Principal Accounting Policies (Cont’d)

(s) Recent accounting pronouncements (cont’d)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. In March 2005, the SEC issued SAB No. 107 (“SAB 107”), which amends the effective date of SFAS 123R. SFAS 123R and SAB 107 require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in its financial statements for the fiscal year beginning January 1, 2006. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123, and it expects that the adoption of SFAS 123R will have a material impact on its consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, and amendment of APB Opinion No. 29 (“SFAS 153”). The guidance in Opinion 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is required to adopt SFAS 153 from its interim three-month period ending September 30, 2005. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company does not believe that the adoption of SFAS 153 has a material effect on financial position, results of operation, or cash flow.

3. Concentrations

(a) Dependence on mobile phone operators

Wireless value-added services revenues, which represent a significant portion of the Group’s total revenue, are derived from co-operative arrangements with the two mobile phone operators in China. If the various contracts with either mobile phone operator are terminated or scaled-back, or if the mobile phone operators alter the fee sharing percentages, it will be difficult, if not impossible, to find appropriate replacement partners with the requisite licenses and permits, infrastructure and customer base to offer these services, which would adversely affect the Group’s businesses.

3. Concentrations (Cont’d)

(b) Bandwidth and server custody service provider

The Group relies on two telecommunications service providers and their affiliates for bandwidth and server custody service.

(c) Credit risk

The Group is principally developing and providing a range of Internet-related services including online game services, wireless value-added and other related services and advertising services in China. The Group generally does not require collateral for its accounts receivable.

4. Held-to-Maturity Investments

Held-to-maturity investments represent investments in Federal Home Loan debt securities with maturity dates in 2005.

5. Prepayments and Other Current Assets

	December 31, 2003	December 31, 2004
	RMB	RMB
Deferred issuance costs of convertible notes	7,840,018	7,839,923
Prepayments	5,215,394	5,127,114
Interest receivable	1,931,777	3,314,839
Employee advances	1,291,741	2,502,632
Low-value consumables	1,463,523	1,232,163
Rental deposits	435,789	568,320
Other	1,571,127	137,077

	19,749,369	20,722,068

6. Related Party Transactions

Prior to the consolidation of Guangzhou NetEase and Guangyitong Advertising upon the adoption of FIN 46 in 2004, the transactions and balances with these two companies were regarded as related party transactions and disclosed as below.

During the years ended December 31, 2002 and 2003, the Group derived approximately RMB34.2 million and RMB86.2 million, respectively, of advertising services revenues from Guangyitong Advertising, a related company which is controlled by the principal shareholder of the Company, for advertising-related technical consulting services performed.

During the years ended December 31, 2002 and 2003, the Group derived approximately RMB197.4 million and RMB482.7 million, respectively, of online game and wireless value-added and other fee-based premium services revenues from Guangzhou NetEase, a related company which is controlled by the principal shareholder of the Company.

6. Related Party Transactions (Cont’d)

During the years ended December 31, 2002 and 2003, the Group reimbursed Guangzhou NetEase a total of approximately RMB29.6 million and RMB54.6 million, respectively, for the costs of revenue and operating expenses associated with the NetEase websites.

Due from related parties mainly represents amounts receivable from Guangyitong Advertising and/or Guangzhou NetEase for services performed in the normal course of business. Due to a related party mainly represents amounts received in advance from Guangzhou NetEase for services to be performed, primarily in relation to online game services. The balances with these two entities were unsecured, interest-free and repayable on demand.

In addition, in January 2001, the Group advanced RMB1.9 million to Mr. William Ding, the principal shareholder of the Company. The advance bore an annual interest rate of 6% compounded annually and was repayable by monthly installments with the entire amount repayable by November 2006. The advance was repaid in full in 2003.

In June 2000, the Group advanced RMB2.0 million to an employee who is a relative of the principal shareholder. The advance bore an annual interest rate of 5% and was repayable one year from the date of advance. The advance was in default in June 2001, thus a full provision was made during the year ended December 31, 2001. However, the amount was subsequently repaid in 2003. As such, the provision was reversed during the year ended December 31, 2002.

As of December 31, 2002 and 2003, the amounts due from related parties included amounts denominated in US dollars of US$0.2 million (equivalent to approximately RMB1.3 million) and US$ nil, respectively. All other related party balances are denominated in RMB.

7. Allowance for Doubtful Accounts

Movements of the allowance for doubtful accounts for the years ended December 31, 2003 and 2004 were as follows:

	Balance at January 1	Charged to cost and expenses	Write-off of receivable balances and corresponding provisions	Balance at December 31
	RMB	RMB	RMB	RMB
2003	8,703,307	3,551,682	2,097,200	10,157,789
2004	10,157,789	7,953,883	—	18,111,672

Upon the adoption of FIN 46 and consolidation of Guangzhou NetEase and Guangyitong Advertising in January 2004, amounts due from/ to these two related parties were eliminated in the consolidated financial statements of the Company. The major effect of consolidation of these companies on the Company’s consolidated financial statements was the recognition of the VIEs’ accounts receivable, deferred revenue and taxes payable and others, and a corresponding elimination of the due to and due from related parties balances. The net effect on shareholders’ equity was nil. The following figures represent the due from and due to related parties balances as of December 31, 2003, and the corresponding balances of accounts receivable, deferred revenue and taxes payable and others on the balance sheet of the VIEs as of that date:

7. Allowance for Doubtful Accounts (Cont’d)

December 31, 2003
Due from related parties, net	15,182,589
Due to related parties, net	(21,947,411)

Amount due to related parties, net	(6,764,822)

Represented by:
Accounts receivable, net	71,826,810
Deferred revenue	(57,727,133)
Taxes payable and others, net	(20,864,499)

Amount due to related parties, net	(6,764,822)

8. Property, Equipment and Software

	December 31, 2003	December 31, 2004
Computers	73,926,310	114,996,152
Furniture and office equipment	2,892,207	4,694,747
Software	20,398,009	36,472,644
Vehicles	358,705	553,992
Leasehold improvements	8,588,410	13,892,804

	106,163,641	170,610,339
Less: Accumulated depreciation	(65,753,377)	(93,307,326)

Net book value	40,410,264	77,303,013

9. Employee Benefits

The full-time employees of those entities within the Group which are established in China are entitled to staff welfare benefits including medical care, welfare subsidies and unemployment insurance, etc. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations. The total provision for such employee benefits amounted to RMB6.4 million, RMB2.9 million and RMB14.1 million for the years ended December 31, 2002, 2003 and 2004, respectively. These entities are also required to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. These contributions for the years ended December 31, 2002, 2003 and 2004 amounted to approximately RMB3.4 million, RMB5.0 million and RMB12.8 million, respectively. The Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

10. Taxation

(a) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

NetEase Interactive is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

China

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, foreign invested enterprises are generally subject to enterprise income tax (“EIT”) at the rate of 30% plus a local income tax of 3%. NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a “New and High Technology Enterprise”. According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2001 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing was exempted from EIT and local income tax for each of the years ended December 31, 2001 and 2002, and enjoyed or will enjoy a 50% reduction in EIT for each of the years ended December 31, 2003, 2004 and 2005.

The combined effects of EIT exemption and reduction available to NetEase Beijing during the years ended December 31, 2002, 2003 and 2004 are as follows:

	For the year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Aggregate amount	—	96,572,356	62,257,470

Earnings per share effect, basic	—	0.03	0.02

The preferential EIT treatments that NetEase Beijing obtained may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, NetEase Beijing would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

Guangzhou Interactive was recognized as a “New and High Technology Enterprise” in April 2003. According to an approval granted by the Guangzhou TianHe State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in December 2004, Guangzhou Interactive was recognized as a “High Technology Enterprise” and is entitled to a reduced EIT rate of 15% and a local tax of 3% from 2005 onwards, which is subject to the annual examination by the relevant tax authorities for compliance with the “High Technology Enterprise” status.

10. Taxation (Cont’d)

(a) Income taxes (cont’d)

NetEase Shanghai, Guangzhou NetEase and Guangyitong Advertising are all subject to EIT at the rate of 30% plus a local tax of 3%.

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the year ended December 31,
	2002	2003	2004
EIT statutory rate	33.0%	33.0%	33.0%
Permanent differences (primarily the expenses incurred by the Company which are not deductible for EIT)
– Professional fees	42.0%	1.0%	1.0%
– Salaries of the Company’s senior officers	40.8%	1.3%	1.4%
– Class action settlement	87.7%	—	—
– Depreciation	32.7%	0.9%	0.3%
– Revenue sharing expenses	—	0.5%	0.8%
– Issuance cost of convertible notes	—	0.3%	0.6%
– Advertising	9.8%	—	—
– Technical services	13.0%	—	—
– Traveling expenses	—	0.1%	0.1%
– Share compensation costs	9.0%	—	—
– Other	14.7%	2.0%	1.1%
Effect of lower tax rate applicable to new and high technology enterprises	(168.9)%	(19.8)%	(9.4)%
Effect of tax holidays applicable to new and high technology enterprises	(140.8)%	(8.3)%	(20.7)%
Additional (reversal of) valuation allowance on tax loss carryforwards	9.8%	(4.9)%	(2.1)%

Effective EIT rate	(17.2)%	6.1%	6.1%

As of December 31, 2003 and 2004, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets were principally related to the following:

	December 31, 2003	December 31, 2004
	RMB	RMB
Loss carryforwards	9,669,543	—
Valuation allowance	—	—

Net deferred tax assets
- current	9,669,543	—
- non-current	—	—

The loss carryforwards were fully utilized during the year ended December 31, 2004.

10. Taxation (Cont’d)

(b) Business tax (“BT”) and cultural development fee

The Group is subject to BT on the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The tax rates range from 3% to 20% of the gross receipts, depending on the nature of the revenues. The applicable BT rate for the Group’s revenues is generally 3% to 5%.

11. Taxes Payable

	December 31, 2003	December 31, 2004
	RMB	RMB
BT	4,440,053	29,494,102
Individual income taxes for employees	2,490,511	6,252,987
Enterprise income taxes	7,610,123	6,211,894
Other	1,435,655	2,050,359

	15,976,342	44,009,342

12. Accrued Liabilities

	December 31, 2003	December 31, 2004
	RMB	RMB
Advertising expenses	669,935	5,878,580
Content fees	610,889	975,443
Professional fees	5,748,950	5,508,539
Server custody fees	715,131	2,072,696
Interest on convertible notes	—	2,977,272
Accrued revenue sharing	—	4,616,072
Other	3,953,856	933,259

	11,698,761	22,961,861

13. Deferred revenue

Deferred revenue represents sales proceeds from prepaid debit point cards sold and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

14. Zero Coupon Convertible Subordinated Notes

The Company issued and sold US$75 million and US$25 million aggregate principal amounts of Zero Coupon Convertible Subordinated Notes due July 15, 2023 on July 14, 2003 and on July 31, 2003, respectively, in private offerings. The notes are general unsecured obligations of the Company and are subordinated to any existing or future senior indebtedness of the Company. The notes do not pay any interest except in limited circumstances, have a zero yield to maturity and are convertible into the Company’s ordinary shares at a conversion price of US$0.4815 per ordinary share, subject to adjustments and upon the occurrence of certain other events. Holders of notes may require the Company to repurchase all or a portion of their notes for cash on July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, subject to certain conditions. On or after July 15, 2008, the Company may redeem for cash all or part of the notes at a price equal to 100% of the principal amount, together with accrued and unpaid interest, if any, subject to certain conditions.

15. Capital Structure

(a) Ordinary shares

The holders of ordinary shares in the Company are entitled to one vote per share and to receive ratably such dividends, if any, as may be declared by the board of directors of the Company. In the event of liquidation, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities. The ordinary shares have no preemptive, conversion, or other subscription rights.

On March 23, 2001, the Company entered into an agreement whereby the Company acquired certain software for online games, computers and the related intellectual property rights for cash consideration of US$0.2 million from a private technology company. In addition, the Company agreed to issue 7,742,168 ordinary shares in the Company to the founders of the private technology company by installments on a quarterly basis starting from June 23, 2001 through March 23, 2003 for the service to be provided by such individuals as employees of the Company over such period. The total estimated fair value of these shares of approximately RMB0.8 million, valued at US$0.0125 per share at the date of agreement, was recognized as deferred compensation, which was to be amortized over the related vesting period. During the years ended December 31, 2002 and 2003, the Company issued 3,636,377 shares and 853,952 shares, respectively, to the founders of the private technology company for their service as employees as described above.

According to an agreement dated September 11, 2001 between the Company and a senior officer of the Company, the Company provided the officer with 25,000,000 ordinary shares by quarterly installments over a period of 18 months. As a result, deferred compensation cost of approximately RMB1.3 million was recorded in 2001 and the amount was amortized over the related vesting period of 18 months.

In addition, the Company provided two newly hired members of senior management of the Company with 12,322,868 ordinary shares in the Company over a period of 7 months in 2002. The total estimated fair value of those shares of RMB0.7 million (valued at US$0.006492 per share) at the date of the agreement was recognized as deferred compensation and was amortized over the related vesting periods.

15. Capital Structure (Cont’d)

(b) Convertible preference shares

Series B preference shares

On March 23, 2000, the Company entered into a Series B Preference Shares Purchase Agreement pursuant to which the Company issued 2,560,556 Series B preference shares of US$0.01 each at an issuance price of US$15.60 per share for a total consideration of approximately US$40.0 million, of which US$35.0 million was paid up in cash and US$5.0 million was paid up by advertising to be provided by the shareholder of the Series B preference shares and its affiliated companies on their television channels over a period of three years.

The Series B preference shares were convertible on a basis of 100 ordinary shares for one preference share. These preference shares had an aggregate liquidation preference equal to the total consideration for which they were issued. They carried certain preferences on dividend payment and return of capital in case of a winding up of the Company. These preference shares were automatically converted upon closing of the initial public offering of the ordinary shares in the Company in 2000.

In March 2000, the Company also entered into a strategic co-operation agreement with the shareholder of its Series B preference shares which provided for, among other things, advertising spending of US$5.0 million on NetEase websites from the shareholder over the next three years, cross licensing of Internet tools and technologies, licensing of content information, and other co-operative marketing and promotional events on commercial terms to be agreed between the two parties. Subsequently, in March 2003, the Company entered into a supplemental agreement with the shareholder such that the shareholder was obligated to spend the then remaining advertising spending of US$4.0 million on NetEase websites by March 28, 2004. All other aspects of the strategic co-operation agreement were terminated in March 2003.

The effect of the issuance of Series B preference shares together with the strategic co-operation agreement with the same shareholder is similar to an issuance of shares to the shareholder for cash consideration of US$40.0 million (with US$35.0 million receivable immediately and US$5.0 million receivable over a period of three years from March 2000) and having a barter transaction for advertising between the Company and the shareholder. The accounting for these two transactions in the consolidated financial statements reflects this effect.

On July 4, 2003, the Company entered into an agreement with the shareholder to repurchase 27,142,000 ordinary shares in the Company held by the shareholder. Under the agreement, the Group paid the shareholder a net aggregate amount of approximately US$4.6 million and the obligation of the shareholder to make advertising spending on the NetEase websites described above was waived. As a result of such transaction, the subscriptions receivable from the shareholder were effectively collected and the respective additional paid-in capital was reduced. Moreover, in accordance with the agreement, the Group was entitled to use approximately US$2.0 million worth of advertising on certain media properties of the shareholder at no additional cost until March 28, 2004 or such other date as the parties shall agree. On July 28, 2003, the parties agreed to extend the date from March 28, 2004 to June 30, 2004. The amount had been fully used by the Company.

16. Stock Options

(a) Stock option plans

In December 1999, the Company adopted an incentive and non-statutory stock option plan for the Company’s directors, senior management, employees and consultants (the “1999 Stock Option Plan”). The Company had reserved 345,675,000 ordinary shares for issuance under the plan.

According to a resolution of the board of directors of the Company in 2000, the 1999 Stock Option Plan was replaced by the 2000 Stock Option Plan.

According to resolutions of the board of directors and the shareholders of the Company in 2001, the 2000 stock option plan was amended and restated. Under the amended plan, the number of ordinary shares available for issuance was increased from 223,715,000 under the prior plan to 323,715,000. The amended plan also included a mechanism for the automatic increase in the number of ordinary shares available for future issuance. This mechanism, which is known as “Evergreen Provision”, provided for a periodic increase so that the number of ordinary shares available under the plan would automatically increase by 3% each year up to a maximum at any given time of 17.5% of the Company’s total outstanding ordinary shares, on a fully-diluted basis. These increases would occur on June 1 of 2001 and January 1 of each year thereafter. The “Evergreen Provision” has been suspended pursuant to a resolution of the board of directors dated March 25, 2002.

(b) Deferred compensation costs

In 2004, RMB0.1 million (2002: RMB2.1 million; 2003: RMB0.2 million) of the deferred compensation costs were amortized and charged to expense and RMB nil (2002: RMB0.1 million; 2003: RMB0.1 million) of the deferred compensation costs were reversed against the additional paid in capital as a result of the resignation of employees, senior management, consultants and advisory board members.

The following table presents a summary of the Company’s stock options outstanding at and stock option activities during the years ended December 31, 2002, 2003 and 2004.

16. Stock Options (Cont’d)

(a) Stock option plans (cont’d)

	Employees	Senior Management	Director and consultants	Advisory Board	Total	Weighted average exercise price
						US$
Number of ordinary shares issuable upon exercise of stock options
Outstanding at January 1, 2002	41,743,000	91,787,000	1,900,000	1,000,000	136,430,000	0.074
Granted during the year	51,510,000	59,000,000	—	—	110,510,000	0.008
Exercised during the year	(6,241,200)	(42,536,900)	—	—	(48,778,100)	0.010
Cancelled during the year	(11,635,000)	(59,250,100)	—	(1,000,000)	(71,885,100)	0.096

Outstanding at December 31, 2002	75,376,800	49,000,000	1,900,000	—	126,276,800	0.028

Outstanding at January 1, 2003	75,376,800	49,000,000	1,900,000	—	126,276,800	0.028
Granted during the year	62,750,000	47,200,000	1,450,000	—	111,400,000	0.128
Exercised during the year	(32,783,700)	(19,200,000)	(600,000)	—	(52,583,700)	0.035
Cancelled during the year	(7,924,800)	(7,000,000)	—	—	(14,924,800)	0.026

Outstanding at December 31, 2003	97,418,300	70,000,000	2,750,000	—	170,168,300	0.092

Outstanding at January 1, 2004	97,418,300	70,000,000	2,750,000	—	170,168,300	0.092
Granted during the year	118,088,000	58,400,000	—	—	176,488,000	0.300
Exercised during the year	(33,796,500)	(20,500,000)	(912,500)	—	(55,209,000)	0.067
Cancelled during the year	(8,529,300)	(5,400,000)	—	—	(13,929,300)	0.144

Outstanding at December 31, 2004	173,180,500	102,500,000	1,837,500	—	277,518,000	0.226

16. Stock Options (Cont’d)

(a) Stock option plans (cont’d)

As of December 31, 2004, options to purchase 14,340,100 ordinary shares were exercisable. Under the stock option plans, options to purchase 71,913,124 ordinary shares were available for future grant. Prior to the Company’s Initial public offering in 2000, the fair value of ordinary shares on the dates of stock option grants was determined by management based on the recent issuance of preference shares and consideration of significant milestones achieved by the Group and other market considerations. After such initial public offering, the fair value was determined based on the market price of the Company’s shares on the Nasdaq National Markets. Options outstanding and exercisable by price range as of December 31, 2004 were as follows:

	Options Outstanding at December 31, 2004			Options Exercisable at December 31, 2004
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
		Years	US$		US$
US$0.007 – US$0.009	14,852,000	2.09	0.007	2,696,000	0.007
US$0.012 – US$0.015	2,716,000	3.49	0.015	1,100,000	0.015
US$0.021	1,240,000	2.41	0.021	240,000	0.021
US$0.022	3,552,400	2.08	0.022	578,000	0.022
US$0.070 – US$0.075	2,000,000	1.67	0.075	2,000,000	0.075
US$0.100	1,154,000	1.14	0.100	1,094,000	0.100
US$0.102	7,500	3.17	0.102	—	—
US$0.110	69,443,600	3.17	0.110	6,376,100	0.110
US$0.122	7,500	3.17	0.122	—	—
US$0.135	345,000	3.21	0.135	—	—
US$0.155 – US$0.156	156,000	1.37	0.156	156,000	0.156
US$0.254	7,500,000	3.33	0.254	—	—
US$0.300	170,394,000	4.71	0.300	—	—
US$0.320	3,000,000	4.63	0.320	—	—
US$0.406	750,000	3.88	0.406	—	—
US$0.679	400,000	3.75	0.679	100,000	0.679

	277,518,000	4.05	0.226	14,340,100	0.085

16. Stock Options (Cont’d)

(a) Stock option plans (cont’d)

For the purposes of SFAS No.123 pro forma disclosures, the estimated fair value of each senior management or employee option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,
	2002		2003		2004
Risk free interest rate		2.91%		2.79%		3.45%
Expected life (in years)		5		5		5
Expected dividend yield		0%		0%		0%
Volatility		104% -108%		103% -111%		98% -99%
Weighted average estimated fair value of the underlying shares on the date of option grants (US$)		0.008		0.128		0.300

17. Earnings Per Share

The following table sets forth the computation of basic and diluted net earnings per share for the years ended December 31, 2002, 2003 and 2004:

	For the year ended December 31,
	2002		2003		2004
Numerator:
Net profit attributable to ordinary shareholders		16,301,638		322,872,724		441,420,682

Denominator:
Weighted average number of ordinary shares outstanding, basic		3,051,395,100		3,122,257,952		3,157,841,781
Dilutive effect of employee stock options and convertible notes		76,442,800		231,401,377		333,588,656
Weighted average number of ordinary shares outstanding, diluted		3,127,837,900		3,353,659,329		3,491,430,437

Anti-dilutive effect of stock options		24,972,000		1,400,000		—

Net earnings per share, basic	RMB	0.01	RMB	0.10	RMB	0.14

Net earnings per share, diluted	RMB	0.01	RMB	0.10	RMB	0.13

18. Commitments and Contingencies

(a) Commitments

As of December 31, 2004, future minimum lease and capital commitments were as follows:

	Rental commitments	Server custody fee commitments	Capital commitments	Total
2005	9,358,964	15,756,227	7,737,102	32,852,293
2006	5,437,439	707,767	—	6,145,206
2007	428,176	140,500	—	568,676
Beyond 2007	—	—	—	—

	15,224,579	16,604,494	7,737,102	39,566,175

In the years ended December 31, 2002, 2003 and 2004, the Company incurred rental expenses in the amounts of approximately RMB7.4 million, RMB6.7 million and RMB8.4 million, respectively. Capital commitments as at December 31, 2004 represented capital commitments contracted but not provided for in the financial statements.

(b) Litigation

Copyright Infringement Lawsuit

In January 2003, Guangzhou NetEase was named in a copyright infringement lawsuit in China in which the plaintiffs claimed damages of US$1.0 million. In December 2004, Guangzhou NetEase received notice from the relevant court advising it that the plaintiff had withdrawn the litigation and that the withdrawal had been approved by the court with all related court charges being borne by the plaintiff.

Wells Notice

As previously disclosed by the Company, the staff of the U.S. Securities and Exchange Commission (“SEC”) has been conducting an investigation related to the Company’s restatement of its financial statements for the year ended December 31, 2000. The Company subsequently announced that it received a “Wells notice” from the SEC staff on March 15, 2004, which states that the staff intends to recommend that the SEC bring a civil injunctive action against the Company for alleged violations of the federal securities laws, which action the Company believes will be in connection with the circumstances relating to the restatement. The Company is still in discussions with the SEC.

19. Segment Information

In the third quarter of 2003, the Group changed the manner of reporting internal departmental information. Accordingly, the Group has restated its 2002 segment disclosures to conform with the change in segments that occurred in the third quarter of 2003. The following are the breakdowns of revenue for the years ended December 31, 2002, 2003 and 2004 and cost of revenue for the years ended December 31, 2002, 2003 and 2004. The Group does not allocate any operating costs or assets to its business segments as management does not use this information to measure the performance of the operating segments.

The Group’s “total revenues” as previously reported in its financial statements for the years ended December 31, 2002 and 2003 (prior to the adoption of FIN 46 and consolidation of VIEs) is equivalent to the Group’s “total net revenues” as reported in its financial statements for the year ended December 31, 2004 (after the adoption of FIN 46 and consolidation of the VIEs prospectively). Both “total revenues” in 2002 and 2003 and “total net revenues” in 2004 represent gross revenue receivable from final customers, net of business tax payable by the VIEs.

19. Segment Information (Cont’d)

	For the year ended December 31,
	2002	2003	2004
	RMB	RMB	RMB
Total revenues:
Online game services	37,053,414	203,246,114	628,936,223
Advertising services	34,209,376	86,183,733	171,054,305
Wireless value-added and other fee-based premium services	161,305,678	279,659,170	158,310,317

Total revenues	232,568,468	569,089,017	958,300,845

Business tax (Note a):
Online game services	(1,852,671)	(10,162,395)	(34,591,492)
Advertising services	(1,710,469)	(2,809,238)	(14,539,615)
Wireless value-added and other fee-based premium services	(8,064,076)	(13,982,869)	(5,571,911)

Total sales taxes	(11,627,216)	(26,954,502)	(54,703,018)

Net revenues:
Online game services	35,200,743	193,083,719	594,344,731
Advertising services	32,498,907	83,374,495	156,514,690
Wireless value-added and other fee-based premium services	153,241,602	265,676,301	152,738,406

Total net revenues	220,941,252	542,134,515	903,597,827

Cost of revenues:
Online game services	(15,530,501)	(20,873,502)	(74,629,515)
Advertising services	(26,622,426)	(27,623,438)	(54,056,435)
Wireless value-added and other fee-based premium services	(29,524,647)	(36,965,777)	(55,117,445)

Total cost of revenues	(71,677,574)	(85,462,717)	(183,803,395)

Gross profit:
Online game services	19,670,242	172,210,217	519,715,216
Advertising services	5,876,481	55,751,057	102,458,255
Wireless value-added and other fee-based premium services	123,716,955	228,710,524	97,620,961

Total gross profit	149,263,678	456,671,798	719,794,432

Share compensation cost included in cost of revenue by segments:
Online game services	—	—	—
Advertising services	—	—	—
Wireless value-added and other fee-based premium services	1,908,125	—	—

	1,908,125	—	—

19. Segment Information (Cont’d)

Note a: The Company adopted the provisions of FIN 46 and consolidated its VIEs on a prospective basis in the Company’s consolidated financial statements since January 1, 2004. The Company and its subsidiaries are effectively providing their services to the final customers via the VIEs in order to comply with the current Chinese regulatory requirements. Under the series of agreements entered with the VIEs, substantially all of the revenue of the VIEs, net of the applicable business tax payable by the VIEs, are passed to the Company and its subsidiaries in form of technology and consulting service revenues. Prior to the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represented revenues received by the Company and its subsidiaries from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable (Note I) by these entities. The business tax presented in the Company’s financial statements represented business tax payable by the Company and its subsidiaries on their technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s financial statements represent revenues generated from the final customers by the VIEs, before deducting any applicable business tax payable by the VIEs which is now presented under a separate line item after revenues. The business tax payable (Note II) by the Company and its subsidiaries on intra-group revenues from the VIEs is recorded under cost of revenue as it is considered a cost in providing the services by the consolidated group.

Note I:	The business tax payable by Guangzhou NetEase and Guangyitong Advertising, which was netted against revenues in the Company’s financial statements for the years ended December 31, 2002 and 2003 (in which Guangzhou NetEase and Guangyitong Advertising were not consolidated) amounted to RMB14,623,491 and RMB30,036,513, respectively, segmentally analyzed as below:

	2002	2003
	RMB	RMB
Business tax:

Online game services	(2,156,548)	(11,829,265)
Advertising services	(3,177,920)	(8,045,323)
Wireless value-added and other fee-based premium services	(9,289,023)	(10,161,925)

	(14,623,491)	(30,036,513)

Note II:	In addition, the business tax payable by the Company and its subsidiaries on intra-group revenues from the VIEs for the year ended December 31, 2004 amounted to RMB43,833,162, segmentally analyzed as below:

2004
RMB
Business tax:

Online game services	(29,717,237)
Advertising services	(7,118,999)
Wireless value-added and other fee-based premium services	(6,996,926)

(43,833,162)

FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF NETEASE.COM, INC.

Condensed Balance Sheets

	December 31, 2003	December 31, 2004	December 31, 2004
	RMB	RMB	US$
Assets

Current assets:
Cash	828,992,541	1,009,444,911	121,965,192
Held-to-maturity investments	332,093,546	165,532,000	20,000,242
Prepayments and other current assets	9,024,491	9,787,195	1,182,528

Total current assets	1,170,110,578	1,184,764,106	143,147,962

Non-current assets:
Investment in subsidiaries	540,769,793	1,009,839,517	122,012,870
Deferred assets	12,086,693	4,246,624	513,094

Total assets	1,722,967,064	2,198,850,247	265,673,926

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	3,638,388	5,165,366	624,101
Salary and welfare payable	4,059,708	4,830,836	583,681
Taxes payable	760,040	253,911	30,679
Accrued liabilities	5,814,513	7,704,614	930,902

Total current liabilities	14,272,649	17,954,727	2,169,363

Long-term payable:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	827,670,000	827,650,000	100,000,000

Total long-term liabilities	827,670,000	827,650,000	100,000,000

Total liabilities	841,942,649	845,604,727	102,169,363

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,128,958,189 shares issued and outstanding as of December 31, 2003 and 3,184,167,189 shares issued and outstanding as of December 31, 2004	2,589,756	2,635,419	318,422
Additional paid-in capital	993,254,740	1,023,954,160	123,718,258
Less: Subscriptions receivable	—	—	—
Deferred compensation	(69,175)	(13,835)	(1,672)
Translation adjustments	210,838	210,838	25,474
Retained earnings/(Accumulated deficit)	(114,961,744)	326,458,938	39,444,081

Total shareholders’ equity	881,024,415	1,353,245,520	163,504,563

Total liabilities and shareholders’ equity	1,722,967,064	2,198,850,247	265,673,926

FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF NETEASE.COM, INC.

Condensed Statements of Operations

	For the year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses:
Selling, general and administrative expenses	(39,732,955)	(31,598,423)	(37,089,290)	(4,481,276)
Research and development expenses	(773,660)	(336,530)	(82,107)	(9,920)
Class action settlement	(36,005,385)	—	16,553,200	2,000,024

Total operating expenses	(76,512,000)	(31,934,953)	(20,618,197)	(2,491,172)

Operating loss	(76,512,000)	(31,934,953)	(20,618,197)	(2,491,172)

Equity in profit of subsidiary companies, net	86,336,353	341,572,867	451,254,979	54,522,441

Other income:
Investment income	—	538,278	3,480,168	420,488
Interest income	6,477,285	6,979,497	7,303,732	882,466
Other, net	—	5,717,035	—	—

Profit before tax	16,301,638	322,872,724	441,420,682	53,334,223

Income tax expense	—	—	—	—

Net profit	16,301,638	322,872,724	441,420,682	53,334,223

FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF NETEASE.COM, INC.

Condensed Statements of Cash Flows

	For the year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Net cash used in operating activities	(162,105,740)	(4,468,154)	(16,854,258)	(2,036,400)

Cash flows from investing activities
Decrease (Increase) in held-to-maturity investments	—	(332,093,546)	166,561,546	20,124,636

Net cash provided by (used in) investing activities	—	(332,093,546)	166,561,546	20,124,636

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of employee stock options	3,887,419	15,064,146	30,745,083	3,714,745
Collection of subscriptions receivable for Series B preference shares issued in 2000 and collection of outstanding subscriptions receivable	1,986,720	—	—	—
Re-purchase of ordinary shares	—	(38,157,537)	—	—
Proceeds from issuance of Zero Coupon Convertible Subordinated Notes	—	827,670,000	—	—
Payment for issuance cost of convertible notes	—	(23,437,986)	—	—

Net cash provided by financing activities	5,874,139	781,138,623	30,745,083	3,714,745

Effect of exchange rate changes on cash	11,583	(18,072)	—	—

Net increase (decrease) in cash	(156,220,018)	444,558,851	180,452,371	21,802,981

Cash, beginning of the year	540,653,708	384,433,690	828,992,540	100,162,211

Cash, end of the year	384,433,690	828,992,541	1,009,444,911	121,965,192

FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF NETEASE.COM, INC.

Notes to the Condensed Financial Statements

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

The condensed financial statements of NetEase.com, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.

The Company records its investment in its Subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as Investment in subsidiaries and 100% of the profit or loss of the Subsidiaries as Equity in profit (loss) of subsidiary companies on the statement of operations and comprehensive income.

The Subsidiaries did not pay any dividend to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have any significant commitment as at December 31, 2003 and 2004.

The United States dollar (“US$”) amounts disclosed in the financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2765 on December 31, 2004 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2004, or at any other certain date.

CORPORATE INFORMATION

Management Team

Ted Sun

Acting Chief Executive Officer

Denny Lee

Chief Financial Officer

Michael Tong

Chief Operating Officer

Wendy Foo

Senior Vice President, Sales and Marketing

Janelle Wu

Senior Vice President, Technology and Products

Zhan Zhonghui

Senior Vice President, Online Game Business Department

Board of Directors

William Ding

Founder and Chief Architect

NetEase.com, Inc.

Ted Sun

Acting Chief Executive Officer

NetEase.com, Inc.

Denny Lee

Chief Financial Officer

NetEase.com, Inc.

Michael Tong

Chief Operating Officer

NetEase.com, Inc.

Ronald Lee

Co-Founder and Managing Director

BEENET

Donghua Ding*

Former Director and Chief Financial Officer

China Mobile (Hong Kong) Limited

Michael Leung*

Director

AR Evans Capital Limited

Joseph Tong*

Management Consultant

Parworld Investment Management Limited

* Member of audit committee

Corporate Headquarters

2/F, Tower B, Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road

Haidian District

Beijing 100086, People’s Republic of China

Shanghai Office

10/F Shanghai Real Estate Mansion

9 Dong Hu Road

Shanghai 200031, People’s Republic of China

Guangzhou Office

36/F Peace World Plaza

362-366 Huan Shi Dong Road

Guangzhou 510060, People’s Republic of China

Nasdaq Symbol: NTES

(American Depositary Shares, each of which represents 100 of our ordinary shares, trade on the Nasdaq National Market)

Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

18th Floor, North Tower, Beijing Kerry Centre

1 Guang Hua Lu, Chao Yang District

Beijing 100020, People’s Republic of China

Legal Counsel

Morrison & Foerster

21/F, Entertainment Building

30 Queen’s Road Central

Hong Kong

Transfer Agent

The Bank of New York

101 Barclay Street

New York, NY 10286

USA

Investor Relations

Olive Wang

owang@corp.netease.com

(+8610) 8518 0163 x 8243

Investor Relations Website

http://corp.netease.com